GLOBETECH ENVIRONMENTAL, INC.
7716 W. Rutter Parkway
Spokane, WA 99208

August 15, 2008

Dear Stockholder:

We cordially invite you to attend our 2008 annual meeting of stockholders, which will be held at 10:00 a.m. on Monday, September 15, 2008 at the Davenport Hotel & Tower, 10 S. Port Street, Spokane, Washington 99201.

At this year's annual meeting, the agenda will include the election of directors, consideration and voting on a proposal to amend the company's articles of incorporation to carry out a 1-for-10 reverse stock split, to increase the authorized shares of common stock following the reverse stock split, to authorize the issuance of preferred stock and to restate the articles of incorporation as so amended, the ratification of the selection of our independent registered public accounting firm for fiscal 2008 and the transaction of such other business as may properly come before the meeting or any adjournment thereof. Please refer to the enclosed proxy statement for detailed information on each of these proposals and other important information about Globetech Environmental, Inc.

We hope you will be able to attend the annual meeting, but we know that not every stockholder will be able to do so. Whether or not you plan to attend, please complete, sign and return your proxy, or vote by telephone or via the Internet according to the instructions on the proxy card, so that your shares will be voted at the annual meeting.

Sincerely,

Theodor Hennig, C.A., C.P.A.
Secretary

GLOBETECH ENVIRONMENTAL, INC.
7716 W. Rutter Parkway
Spokane, WA 99208

NOTICE OF 2008 ANNUAL MEETING OF STOCKHOLDERS
SEPTEMBER 15, 2008

Dear Stockholder:

The annual meeting of stockholders of Globetech Environmental, Inc. will be held at 10:00 a.m. on Monday, September 15, 2008 at the Davenport Hotel & Tower, 10 S. Port Street, Spokane, Washington 99201. The purpose of the annual meeting is to:

1. Elect four directors to hold office until the next annual meeting of stockholders or until their successors are duly elected and qualified.

2. Approve an amendment to our articles of incorporation to carry out a 1-for-10 reverse split of our common stock, to increase the number of authorized shares of common stock following the reverse stock split, to authorize a class of preferred stock and to restate the articles of incorporation as so amended.

3. Ratify the selection of Child, Van Wagoner & Bradshaw, PLLC as our independent registered public accounting firm for the 2008 fiscal year.

4. Transact such other business as may properly come before the meeting or any adjournments thereof.

Only stockholders of record at the close of business on August 15, 2008 will be entitled to vote at the annual meeting and any and all adjourned sessions thereof. Our stock transfer books will remain open.

To ensure that your vote is recorded promptly, please vote as soon as possible. If you are a stockholder of record, please complete, sign and mail the proxy card in the enclosed postage-paid envelope. If your shares are held in "street name", that is held for your account by a broker or other nominee, you will receive instructions from the holder of record that you must follow for your shares to be voted.

By Order of the Board of Directors,

Theodor Hennig, C.A., C.P.A.
Secretary

Spokane, Washington
August 15, 2008

GLOBETECH ENVIRONMENTAL, INC.
7716 W. Rutter Parkway
Spokane, WA 99208

PROXY STATEMENT

Our board of directors is soliciting your proxy for the annual meeting of stockholders to be held at the Davenport Hotel & Tower, 10 S. Port Street, Spokane, Washington 99201, on Monday, September 15, 2008 at 10:00 a.m. and at any and all adjourned sessions of the annual meeting.

We are mailing our annual report for the fiscal year ended December 31, 2007, to our stockholders with this notice and proxy statement (including the form of proxy) on or about August 20, 2008.

Record Date and Quorum Requirements

Only stockholders of record at the close of business on August 15, 2008 will be entitled to vote at the annual meeting. At the close of business on August 15, 2008, we had 82,013,265 shares of common stock issued and outstanding.

A majority of the outstanding shares of common stock as of the record date must be present at the meeting in order to hold the meeting and conduct business. This is called a "quorum." A stockholder's shares are counted as present at the meeting if the stockholder is present at the meeting and votes in person or a proxy card has been properly submitted by the stockholder or on the stockholder's behalf. Both abstentions and broker non-votes are counted as present for the purpose of determining the presence of a quorum.

"Broker non-votes" are shares of common stock held by brokers or nominees over which the broker or nominee lacks discretionary power to vote and for which the broker or nominee has not received specific voting instructions from the beneficial owner.

Voting Your Shares and Votes Required

Your vote is very important. If you do not vote your shares, you will not have an impact with respect to the issues to be voted on at this annual meeting. In addition, banks and brokers cannot vote on their clients' behalf on "non-routine" proposals without your specific voting instructions.

The holders of all outstanding shares of common stock are entitled to one vote for each share of common stock registered in their names on the books of our company at the close of business on the record date.

In order to be elected as directors, each of the nominees for director must receive a plurality of the votes cast at the annual meeting. Approval of the proposed ratification of the selection of Child, Van Wagoner & Bradshaw, PLLC as our independent registered public accounting firm for the 2008 fiscal year will require the affirmative vote of a majority of the shares of common stock present or represented by proxy at the annual meeting. Approval of the proposed amendment to our articles of incorporation will require the affirmative vote of a majority of all shares outstanding.

For purposes of determining the outcome of any matter, shares represented in person or by proxy at the meeting but abstaining from voting on a particular proposal and "broker non-votes" will each be treated as not present and not entitled to vote with respect to that matter, even though the shares of common stock are considered entitled to vote for the purposes of determining a quorum and may be entitled to vote on other matters. Therefore, abstentions and broker non-votes will have the same effect as a vote against the proposed amendment of our articles of incorporation.

Submitting Your Proxy

If you complete and submit your proxy, the persons named as proxies will vote the shares represented by your proxy in accordance with your instructions. If you submit a proxy card but do not fill out the voting instructions on the proxy card, the persons named as proxies will vote the shares represented by your proxy as follows:

- FOR the election of the director nominees;
- FOR the amendments to our articles of incorporation; and
- FOR the ratification of the selection of Child, Van Wagoner & Bradshaw, PLLC as our registered public accounting firm.

To ensure that your vote is recorded promptly, please vote as soon as possible. To vote by proxy, please complete, sign and mail the proxy card in the enclosed postage-paid envelope.

Stockholders that attend the annual meeting and wish to vote in person will be given a ballot at the meeting. If your shares are held in "street name" and you want to attend the annual meeting, you must bring an account statement or letter from the brokerage firm or bank holding your shares showing that you were the beneficial owner of the shares on the record date. If you want to vote shares that are held in "street name" or are otherwise not registered in your name, you will need to obtain a "legal proxy" from the holder of record and present it at the annual meeting.

Revoking or Changing Your Proxy

You may revoke or change your proxy at any time before it is voted. For a stockholder "of record", meaning one whose shares are registered in his or her own name, to revoke or change a proxy, the stockholder may follow one of the procedures listed below.

- submit another properly signed proxy, which bears a later date;
- deliver a written revocation to our corporate secretary; or
- attend the annual meeting or any adjourned session thereof and vote in person.

If you are a beneficial owner of our common stock, and not the stockholder of record (for example your common stock is registered in "street name" with a brokerage firm), you must follow the procedures required by the holder of record, which is usually a brokerage firm or bank, to revoke or change a proxy. You should contact the stockholder of record directly for more information on these procedures.

Other Information

We will bear the expense of soliciting proxies. Our officers and certain other employees, without additional remuneration, may solicit proxies personally or by telephone, e-mail or other means.

Our Annual Report on Form 10-KSB for the year ended December 31, 2007, which is not part of the proxy soliciting materials, is included with this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below shows the number of our shares of common stock beneficially owned as of August 15, 2008 by:

- each person or group known by us to beneficially own more than 5% of our outstanding common stock;
- each director and nominee for director;
- each executive officer named in the Summary Compensation Table under the heading "Executive Compensation" below; and
- all of our current directors and executive officers of the company as a group.

The number of shares beneficially owned by each 5% holder, director or executive officer is determined by the rules of the SEC, and the information does not necessarily indicate beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the person or entity has sole or shared voting power or investment power and also any shares that the person or entity can acquire within 60 days of August 15, 2008 through the exercise of any stock option or other right. For purposes of computing the percentage of outstanding shares of common stock held by each person or entity, any shares that the person or entity has the right to acquire within 60 days after August 15, 2008 are deemed to be outstanding with respect to such person or entity but are not deemed to be outstanding for the purpose of computing the percentage of ownership of any other person or entity. Unless otherwise indicated, each person or entity has sole investment and voting power (or shares such power with his or her spouse) over the shares set forth in the following table. The inclusion in the table below of any shares deemed beneficially owned does not constitute an admission of beneficial ownership of those shares. As of August 15, 2008, there were 82,013,265 shares of common stock issued and outstanding.

Name and Address of Beneficial Owner	Shares of Common Stock Beneficially Owned	Percentage of Common Stock Outstanding
Donald Sampson* (1)	11,568,157 (2)	13.9%
Theodor Hennig* (3)	12,020,894 (4)	13.9%
Donald Getty* (5)	2,725,000 (6)	3.3%
Hans-Eberhardt Frenzel*	748,630 (7)	0.9%
All directors and executive officers as a group (4 persons)	27,062,681 (8)	30.1%

* Director of our company

(1) Address is 7716 W. Rutter Pkwy, Spokane, WA 99208.

(2) Includes 39,500 shares of common stock held by members of Mr. Sampson's family and 1,350,000 shares underlying stock options.

(3) Address is 70 Signature Heights S.W., Calgary, Alberta, Canada.

(4) Includes 1,368,476 shares of common stock and 1,368,476 shares underlying warrants held by Mr. Hennig's spouse and 3,350,000 shares underlying stock options held by Mr. Hennig.

(5) All shares held are registered in the name of Sunnybank Investment Ltd.

(6) Includes 1,679,688 shares of common stock underlying stock options.

(7) Includes 250,000 shares of common stock underlying stock options.

(8) Includes 7,998,164 shares of common stock underlying stock options and warrants that may be exercised by directors and executive officers, or deemed to be held by directors or executive officers, within 60 days of August 15, 2008.

PROPOSAL 1

· ELECTION OF DIRECTORS

The first proposal to be voted on is the election of four directors. The board's nominees are Donald Sampson, Theodor Hennig, Donald Getty and Hans-Eberhardt Frenzel. Each of the nominees is currently serving as a director of the Company. If elected, each of the nominees will serve a one-year term and will be subject to reelection next year along with the other directors.

Biographical information about each of the nominees is included below. There are no family relationships among any of our directors, nominees for director and executive officers.

The board of directors has no reason to believe that any nominee will be unable to serve or decline to serve as a director if elected. If a nominee becomes unable or unwilling to accept nomination or election, the board will either select a substitute nominee or will reduce the size of the board. If you have submitted a proxy and a substitute nominee is selected, your shares will be voted for the election of the substitute nominee.

In accordance with the company's bylaws, directors are elected by a plurality vote of shares represented and entitled to vote at the meeting. That means the four nominees will be elected if they receive more affirmative votes than any other nominees.

Director Nominees

Donald Sampson
Age: 57
Director since 2005

Mr. Sampson has served as our President since March 2005 and as a director since February 2005. From 1999 to 2005, Mr. Sampson was President of Process Engineers & Equipment Corporation of Spokane, Washington. Mr. Sampson served as Vice President – International Business Development and Engineering for Stericycle, Inc., the largest international medical waste treatment operator, from February 2000 until February 2005. From 1992 until its sale to Stericycle in 2000, Mr. Sampson served as a partner of Medical Resource Recycling Systems, a medical waste treatment company. Mr. Sampson holds a degree in engineering from the University of Michigan and is a senior member of the Instrument Society of America and the Plastics Society of America.

Theodor Hennig
Age: 52
Director since 2005

Mr. Hennig has served as our Chief Financial Officer and as a director since September 2005. Previously, from May 2004 to September 2005, Mr. Hennig served as Chief Financial Officer of Alpine Environmental Inc, an environmental consulting and service company. Mr. Hennig was President of Theodor Hennig Professional Corporation in 2002 and 2003 and provided tax and consulting advice to a variety of private and public companies. Mr. Hennig holds an Honours Economics degree from the University of Waterloo and obtained his Chartered Accountant designation in Alberta in 1984. Mr. Hennig obtained his C.P.A. designation in March of 2008.

Donald Getty
Age: 74
Director since 2004

Mr. Getty has served as our Chairman since December 2004. Mr. Getty is an investor and retired businessman, politician and athlete. Over a more than 20-year career in politics, ending in 1992, Mr. Getty served in numerous elective and appointed local, provincial and federal offices in Canada, including serving two terms as Premier of Alberta as well as service as a member of the legislative assembly of Alberta, Energy Minister and Minister of Federal and Intergovernmental Affairs. Mr. Getty founded and served as President of D. Getty Investments, Limited, served as Chairman and Chief Executive Officer of Nortek Energy Corporation from 1981 to 1985 and has served as a director of numerous companies, including Alberta Gas and Ethylene Company Limited, Brinco Corporation, the Nova Corporation of Alberta, Northern Life Assurance Company of Canada, Novacor Chemicals Limited, Pacific Copper Mines Limited, Placer Development Limited, Pacific Trans-Ocean Resources Limited, and the Royal Bank of Canada. Mr. Getty received his BA degree (with honors) in Business Administration from the University of Western Ontario and played ten years as quarterback of the Edmonton Eskimos of the Canadian Football League.

Hans-Eberhardt Frenzel Age: 61 Director since 2006	Mr. Frenzel has served as a director and consultant to our company since April 2006. Mr. Frenzel served as a principal and managing director of Logmed Technologie GmbH from March 2004 until our acquisition of Logmed Technologie in March 2006. Prior to joining Logmed Technologie, Mr. Frenzel served in various management capacities for Lufthansa Airlines for more than 15 years.

OUR BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" EACH OF THE NOMINEES TO THE BOARD OF DIRECTORS SET FORTH IN THIS PROPOSAL 1.

In considering your vote with respect to the election of directors pursuant to Proposal 1, you should consider the discussions of "Executive Compensation" and "Corporate Governance" and the other discussions contained in this Proxy Statement.

PROPOSAL 2

AMENDMENT OF ARTICLES OF INCORPORATION TO EFFECT REVERSE STOCK SPLIT, TO INCREASE THE AUTHORIZED SHARES OF COMMON STOCK FOLLOWING THE REVERSE STOCK SPLIT, TO THE AUTHORIZE A CLASS OF PREFERRED STOCK AND TO RESTATE THE ARTICLES OF INCORPORATION AS SO AMENDED

Our restated articles of incorporation, as currently in effect (the "Articles"), provides that we are authorized to issue up to 100,000,000 shares of common stock, $0.001 par value. At August 15, 2008, we had issued and outstanding 82,013,266 shares of common stock.

On August 8, 2008, our board of directors (the "Board") authorized an amendment to the Articles to (1) effect a 1-for-10 reverse stock split (the "Reverse Stock Split"), (2) increase the authorized shares of common stock following the Reverse Stock Split to 20,000,000 shares, (3) authorize the issuance of up to 2,000,000 shares of a class of preferred stock; and (4) restate the Articles as so amended. The stockholders are being asked to approve at the Annual Meeting such amendment to, and restatement of, the Articles. As proposed to be amended and restated, the Articles will read in full as set forth in Appendix A attached hereto.

Purpose and Background of the Reverse Stock Split

The Board's primary objective in proposing the Reverse Stock Split is to raise the per share trading price of our common stock. The Board believes that the Reverse Stock Split could, among other things, (i) create a trading market in our common stock that would allow greater interest than was possible with the previous low share price, (ii) facilitate higher levels of institutional stock ownership, where investment policies generally prohibit investments in lower-priced securities, (iii) better enable the Company to raise funds to finance its operations and possible acquisitions, and (iv) facilitate a possible future listing of our common stock on a stock exchange.

The closing sale price of our common stock on the OTCBB on July 31, 2008 was $0.04 per share.

The Board further believes that an increased stock price may encourage investor interest and improve the marketability of our common stock to a broader range of investors, and thus improve liquidity. Because of the trading volatility often associated with low-priced stocks, many brokerage firms and institutional investors have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers. The Board believes that the anticipated higher market price resulting from a Reverse Stock Split would enable institutional investors and brokerage firms with policies and practices such as those described above to invest in our common stock.

Furthermore, the Board believes that the Reverse Stock Split would facilitate the Company's efforts to raise capital to fund its operations and possible acquisitions.

The Board reserves its right to elect not to proceed with the Reverse Stock Split if it determines, in its sole discretion, that this proposal is no longer in the best interests of the Company.

Purpose and Background of the Increase in Authorized Shares of Common Stock

We currently have 100,000,000 authorized shares of common stock. As of August 15, 2008, we had 82,013,266 shares of common stock issued and outstanding. In addition, (1) a total of 7,229,688 shares of common stock were reserved for future issuance under our stock option plans, and (2) a total of 8,857,100 shares are reserved for issuance upon exercise of outstanding warrants. Assuming exercise or conversion of all available options and outstanding warrants, we would have a total of 98,100,054 shares outstanding. After giving effect to the Reverse Stock Split, our authorized shares would be reduced to 10,000,000 and the number of outstanding shares of our common stock would be reduced to 8,201,326.

The principal purpose of the proposed amendment to increase the authorized shares under the Articles is to authorize additional shares of common stock which will be available to satisfy existing reserve obligations and additional reserve obligations that may arise in the future. Additionally, the authorization of additional shares of common stock will enhance flexibility in the event our board of directors determines that it is necessary or appropriate to raise additional capital through the sale of securities, to acquire other companies or their businesses or assets or to establish strategic relationships with corporate partners. Our board of directors has no present agreement or arrangement to issue any of the shares for which approval is sought.

The increase in authorized common stock will not have any immediate effect on the rights of existing stockholders. However, our Board will have the authority to issue authorized common stock without requiring future stockholder approval of such issuances, except as may be required by applicable law. To the extent that the additional authorized shares are issued in the future, they will decrease the existing stockholders' percentage equity ownership and, depending on the price at which they are, could be dilutive to the existing stockholders. The holders of common stock have no preemptive rights.

Purpose and Background of the Authorization of a Class of Preferred Stock

Our Articles do not presently authorize the issuance of shares other than common stock. Our Board has unanimously approved a resolution amending the Articles to authorize the issuance of up to 2,000,000 shares of preferred stock, commonly referred to as "blank check" preferred stock because the Board has discretion to designate one or more series of the preferred stock with the rights, privileges and preferences of each series to be fixed by the Board from time to time in the future.

The Board's primary objective in establishing a class of "blank check" preferred stock is to provide maximum flexibility with respect to future financing transactions. "Blank check" preferred stock is commonly authorized by publicly traded companies and is frequently used as a preferred means of raising capital and making acquisitions. In particular, in recent years, smaller companies have been required to utilize senior classes of securities to raise capital, with the terms of those securities being highly negotiated and tailored to meet the needs of both investors and the issuing companies. Such senior securities typically include liquidation and dividend preferences, protections, conversion privileges and other rights not found in common stock. We presently lack the authority to issue preferred stock and, accordingly, are limited to issuing common stock or debt securities to raise capital. By authorizing a class of "blank check" preferred stock, we would increase our flexibility in structuring transactions.

If the Articles are amended to authorize the issuance of "blank check" preferred stock, the Board would have discretion to establish series of preferred stock and the rights and privileges of each series so established and the holders of our common stock would have no input or right to approve the terms of any such series.

The Company has no present intention to issue any "blank check" preferred stock.

Purpose and Background of the Restatement

In addition to implementing the Reverse Stock Split, the increase in authorized shares of common stock following the Reverse Stock Split and the authorization of a class of preferred stock, the Board has approved the restatement of the Articles, as so amended. The Articles have been subject to a number of amendments through the years and are currently embodied in those various amendments. In order to consolidate the Articles in a single instrument, the Board has approved the restatement in whole of the Articles, reflecting all amendments to date (including those herein), to read in full as set forth in <u>Appendix A</u> attached hereto.

Consequences of Approval of the Amendment

Changes to Authorized and Outstanding Shares. If approved, our authorized and outstanding shares of capital stock will be modified to reflect the Reverse Stock Split, the increase in authorized shares of common and the authorization of a class of preferred stock. The following table summarizes, as of August 15, 2008, the anticipated changes to our capital stock:

	Current Capital Structure	Proposed Amended Capital Structure	
	Common Shares, $0.001 par value	Common Shares, $0.001 par value	Preferred Shares, $0.001 par value
Total authorized shares	100,000,000	20,000,000	2,000,000
Total outstanding shares	82,013,266	8,201,326	0
Warrants outstanding	8,857,100	885,710	
Options outstanding	7,229,688	722,969	
Fully diluted shares outstanding	98,100,054	9,810,005	
Shares available for issuance	1,999,946	10,189,995	2,000,000

The Reverse Stock Split will affect all stockholders of our company uniformly and will not affect any stockholder's percentage ownership interests or proportionate voting power, except to the extent that the Reverse Stock Split results in any of stockholders owning a fractional share. In lieu of issuing fractional shares, we will round up the number of shares of stock to be received by the stockholder. The rounding up of fractional shares will not have a material effect of any stockholder's percentage ownership interest or proportionate voting power.

The Reverse Stock Split will not affect the par value of the common stock. As a result, on the effective date of the Reverse Stock Split, the stated capital on our balance sheet attributable to the common stock will be reduced to one-tenth of its present amount and the additional paid-in capital account will be credited with the amount by which the stated capital is reduced. The per share net income or loss and net book value of the common stock will be retroactively increased for each period because there will be fewer shares of common stock outstanding.

As a result of the Reverse Stock Split, among other things, the number of currently outstanding options and warrants will be decreased proportionately and the exercise price of each will be increased proportionately. Similarly, the number of shares reserved under our existing option plan will be decreased proportionately.

Potential Anti-Takeover Effect. The amendment of our Articles as proposed could adversely affect the ability of third parties to takeover or change the control of our company by, for example, permitting issuances that would dilute the stock ownership of a person seeking to effect a change in the composition of our Board or contemplated a tender offer or other transaction for the combination of our company with another company.

The ability of our Board to establish the rights of, and to cause our company to issue, substantial amounts of preferred stock without the need for stockholder approval, upon such terms and conditions, and having such rights, privileges and preferences, as our Board may determine from time to time in the exercise of its business judgment, may, among other things, be used to create voting impediments with respect to changes in control of our company or to dilute the stock ownership of holders of common stock seeking to obtain control of our company. The rights of the holders of common stock will be subject to, and may be adversely affected by, any preferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions, financings and other corporate transactions, may have the effect of discouraging, delaying or preventing a change in control of our company. We have no present plans to issue any shares of preferred stock.

Certain Risks Associated With the Amendment

We cannot assure you that the total market capitalization of our common stock after the Reverse Stock Split will be equal to or greater than the total market capitalization before the proposed Reverse Stock Split or that the per share market price of our common stock following the Reverse Stock Split will either exceed or remain higher than the current per share market price.

We cannot assure you that the market price per new share of common stock (the "New Shares") after the Reverse Stock Split will rise or remain constant in proportion to the reduction in the number of old shares of common stock (the "Old Shares") outstanding before the reverse stock split. For example, based on the closing market price of our common stock on August 4, 2008 of $0.055 per share, based on a reverse stock split ratio of one-for-ten, we cannot assure you that the post-split market price of our common stock would be $0.55 per share. Accordingly, the total market capitalization of our common stock after the Reverse Stock Split may be lower than the total market capitalization before the Reverse Stock Split and, in the future, the market price of our common stock following the Reverse Stock Split may not exceed or remain higher than the market price prior to the Reverse Stock Split. In many cases, the total market capitalization of a company following a reverse stock split is lower than the total market capitalization before the reverse stock split. A decline in the market price for our common stock after the Reverse Stock Split may result in a greater percentage decline than would occur in the absence of a reverse stock split, and the liquidity of our common stock could be adversely affected following a reverse stock split.

Procedure for Effecting Reverse Split and Exchange of Stock Certificates

If the Reverse Stock Split is approved by our stockholders, the Reverse Stock Split would become effective at such time as the amendment to the Articles, the form of which is attached as Appendix A to this proxy statement, is filed with the Secretary of State of the State of Nevada. Upon the filing of the amendment, all of our existing common stock will be converted into new common stock as set forth in the amendment.

As soon as practicable after the effective date of the Reverse Stock Split, stockholders will be notified that the Reverse Stock Split has been effected. Holladay Stock Transfer, our transfer agent, will act as exchange agent for purposes of implementing the exchange of stock certificates. Holders of pre-Reverse Stock Split shares will be asked to surrender to the exchange agent certificates representing pre-Reverse Stock Split shares in exchange for certificates representing post-Reverse Stock Split shares in accordance with the procedures to be set forth in a letter of transmittal that will be delivered to our stockholders. No new certificates will be issued to a stockholder until the stockholder has surrendered to the exchange agent his, her or its outstanding certificate(s) together with the properly completed and executed letter of transmittal. STOCKHOLDERS SHOULD NOT DESTROY ANY STOCK CERTIFICATES AND SHOULD NOT SUBMIT ANY CERTIFICATES UNTIL REQUESTED TO DO SO. Stockholders whose shares are held by their stockbroker do not need to submit old share certificates for exchange. These shares will automatically reflect the new quantity of shares based on the Reverse Stock Split. Beginning on the effective date of the Reverse Stock Split, each certificate representing pre-Reverse Stock Split shares will be deemed for all corporate purposes to evidence ownership of post-Reverse Stock Split shares.

Fractional Shares

We will not issue fractional certificates for post-Reverse Stock Split shares in connection with the Reverse Stock Split. In lieu of issuing fractional shares, we will round up the number of shares to be received by the holder to the next whole number of shares.

No Dissenter's Rights

Under the Nevada Revised Statutes, stockholders will not be entitled to dissenter's rights with respect to the proposed amendment to the Articles, and we do not intend to independently provide stockholders with any such right.

Certain Material U.S. Federal Income Tax Consequences of the Reverse Stock Split

The following is a summary of certain U.S. federal income tax consequences relating to the Reverse Stock Split as of the date hereof. Except where noted, this summary deals only with a stockholder who is a U.S. holder and holds common stock as a capital asset.

For purposes of this summary, a "U.S. holder" means a beneficial owner of common stock who is any of the following for U.S. federal income tax purposes: (i) a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (1) its administration is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all of its substantial decisions, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. A non-U.S. holder of common stock is a stockholder who is not a U.S. holder.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax considerations different from those summarized below. This summary does not represent a detailed description of the U.S. federal income tax consequences to a stockholder in light of his, her or its particular circumstances. In addition, it does not represent a description of the U.S. federal income tax consequences to a stockholder who is subject to special treatment under the U.S. federal income tax laws and does not address the tax considerations applicable to stockholders who may be subject to special tax rules, such as: partnerships, financial institutions; insurance companies; real estate investment trusts; regulated investment companies; grantor trusts; tax-exempt organizations; dealers or traders in securities or currencies; stockholders who hold common stock as part of a position in a straddle or as part of a hedging, conversion or integrated transaction for U.S. federal income tax purposes or U.S. holders that have a functional currency other than the U.S. dollar; stockholders who actually or constructively own 10 percent or more of the Company's voting stock; or a non-U.S. holder who is a U.S. expatriate, "controlled foreign corporation" or "passive foreign investment company."

Moreover, this description does not address the U.S. federal estate and gift tax, alternative minimum tax or other tax consequences of the Reverse Stock Split.

If an entity classified as a partnership for U.S. federal income tax purposes holds common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership.

Each stockholder should consult his, her or its own tax advisers concerning the particular U.S. federal tax consequences of the Reverse Stock Split, as well as the consequences arising under the laws of any other taxing jurisdiction, including any state, local or foreign income tax consequences.

To ensure compliance with Treasury Department Circular 230, each holder of common stock is hereby notified that: (a) any discussion of U.S. federal tax issues in this proxy statement is not intended or written to be used, and cannot be used, by such holder for the purpose of avoiding penalties that may be imposed on such holder under the Code; (b) any such discussion has been included by the Company in furtherance of the Reverse Stock Split on the terms described herein; and (c) each such holder should seek advice based on its particular circumstances from an independent tax advisor.

Generally, a reverse stock split will not result in the recognition of gain or loss by a U.S. holder for U.S. federal income tax purposes. We believe that the Reverse Stock Split will qualify as a "reorganization" under Section 368(a)(1)(E) of the Code. Accordingly, provided that the fair market value of the post-split shares is equal to the fair market value of the pre-split shares surrendered in exchange therefor:

- A stockholder should not recognize any gain or loss in the Reverse Stock Split.
- A stockholder's aggregate tax basis in its shares of post-split shares should be equal to its aggregate tax basis in the pre-split shares exchanged therefor.
- A stockholder's holding period for the post-split shares should include the period during which the pre-split shares surrendered in exchange therefor were held.

However, the IRS may take the position that the receipt of additional shares in lieu of fractional shares is a taxable dividend, in which case a stockholder would recognize dividend income equal to the fair market value of the additional fraction of a share received. Stockholders should consult their own tax advisors regarding the tax consequences to them in such case.

The tax consequences of the Reverse Stock Split under state, local and foreign laws are not addressed in this discussion. No opinion of counsel or ruling from the Internal Revenue Service has been or will be sought, and this discussion is not binding on the Internal Revenue Service.

Vote Required and Board of Directors' Recommendation

The affirmative vote of a majority of all outstanding shares of common stock is required for approval of this proposal. An abstention or broker non-vote is not an affirmative vote and, therefore, will have the same effect as a vote against the proposal.

OUR BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE PROPOSED AMENDMENT TO THE ARTICLES.

PROPOSAL 3

RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our Board has selected the firm of Child, Van Wagoner & Bradshaw, PLLC as our registered public accounting firm for fiscal 2008. Child, Van Wagoner & Bradshaw, PLLC has served as our registered public accounting firm since 2006. Although stockholder approval of the Board's selection of Child, Van Wagoner & Bradshaw, PLLC is not required by law, the board believes that it is advisable to give stockholders an opportunity to ratify this selection. If this proposal is not approved at the annual meeting, the Board will reconsider its selection of Child, Van Wagoner & Bradshaw, PLLC.

Representatives of Child, Van Wagoner & Bradshaw, PLLC are expected to be present at the annual meeting. They will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions from stockholders.

OUR BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL OF CHILD, VAN WAGONER & BRADSHAW, PLLC AS OUR REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2008.

In considering your vote with respect to the ratification of our selection of Child, Van Wagoner & Bradshaw, PLLC as our registered public accounting firm pursuant to Proposal 3, you should consider the discussion of "Relationship with Independent Registered Public Accounting Firm" and the other discussions contained in this Proxy Statement.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table includes information concerning compensation of our CEO and our CFO, being our only executive officers for the year ended December 31, 2007:

Name and Principal Position	Year	Salary ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Donald Sampson – President, CEO	2007	180,000	—	—	—	180,000
	2006	120,000	112,441	—	—	232,441
Theodor Hennig – CFO	2007	120,000	—	—	—	120,000
	2006	100,000	112,441	—	—	212,441

(1) All salaries indicated in 2006 and 2007 were accrued and unpaid during 2006 and 2007. Accrued salary totaling $146,603 owing to Mr. Sampson and $98,655 owing to Mr. Hennig were settled in April 2008 in exchange for the issuance of 4,188,657 shares and 2,818,714 shares of common stock, respectively.

(2) Represents the dollar amount recognized during fiscal 2007 for financial statement reporting purposes under Statement of Financial Accounting Standards ("SFAS") No. 123R, "Share-based Payments" with respect to stock option grants. Refer to Note 9, "Stock Options and Warrants", in the Notes to Consolidated Financial Statements included in the Annual Report on Form 10-KSB filed on May 2, 2008 for the relevant assumptions used to determine the valuation of our option awards. The values reported in this column represent the accounting expense values incurred during the fiscal year and may not be equivalent to the actual value recognized by the named executive officer.

Employment Agreements

We entered into an employment agreement with Donald Sampson, effective as of March 1, 2007 for a period ending February 28, 2009, pursuant to which Mr. Sampson is employed as our President and Chief Executive Officer. Under his employment agreement, Mr. Sampson is entitled to a base salary of $180,000 and a bonus equal to 2% of the EBITDA when it becomes positive, which will be paid quarterly. The employment agreement provides that Mr. Sampson may earn up to one year's salary if terminated without cause.

We entered into a consulting agreement with Theodor Hennig's professional corporation pursuant to which Mr. Hennig serves as our Chief Financial Officer. The consulting agreement was effective September 27, 2005 and ran through September 27, 2007. The consulting agreement was extended, effective October 1, 2007, for an additional term of fifteen months. Under the consulting agreement, Mr. Hennig is entitled to a monthly fee of CDN.10,000 plus expenses and an annual bonus equal to 2% of EBITDA.

Base Salary

Compensation of our CEO and CFO is set by employment agreements at such level as the compensation committee believes will motivate leadership and accomplishment and compensate such officers for their efforts and risks taken on in managing an early-stage company. The salaries of Mr. Sampson, as CEO, and Mr. Hennig, as CFO, were contractually fixed at $180,000 and $120,000Cdn, respectively, during 2007. Because of the absence of sufficient funding to support salary payments, the stated salaries/consulting fees of Mr. Sampson and Mr. Hennig were accrued during 2006 and 2007 and were settled in part through the issuance of common stock during the first quarter of 2008, with Mr. Sampson receiving 4,188,657 shares of common stock in settlement of $146,603 of salary and Mr. Hennig receiving 2,818,714 shares of common stock in settlement of $98,655 of salary.

Bonus

We do not presently maintain any formal bonus plan for executive officers and employees and no bonuses were given during 2007. The compensation committee may, at its discretion, elect to adopt a formal bonus plan to reward shorter-term performance based on the satisfaction of specific financial and other goals to be established by the compensation committee from time to time. Mr. Sampson and Mr. Hennigs' contracts call for bonuses in the event that certain EBITDA thresholds are achieved.

Stock Option and Equity Incentive Programs

We intend that our stock option program is the primary vehicle for offering long-term incentives and rewarding executive officers and key employees. We also regard our stock option program as a key retention tool. This is a very important factor in determination of the terms of options granted, including the number of underlying shares that are granted in connection with that award. Because of the direct relationship between the value of an option and the market price of common stock, we believe that granting stock options is the best method of motivating the executive officers to manage our company in a manner that is consistent with the interests of the company and its stockholders.

Option Awards Granted. We grant options to executive officers and key employees at the time of hiring and, thereafter, at such times as the compensation committee deems appropriate based upon prior performance, the importance of retaining their services and the potential for their performance to help us attain long-term goals. However, there is no set formula for the granting of options to individual executives or employees. During 2007, we granted no stock options.

Timing of Grants. Stock option awards to the executive officers and other key employees have, historically, been limited to the commencement of employment and annually thereafter at such time as the compensation committee deems appropriate. The compensation committee has adopted as a policy a specific prohibition of timing stock option grants, and has made no stock option grants, to coordinate with the release of material non-public information in any manner designed to affect the value of executive compensation. The exercise price of all stock options is set at or above the prior day's closing price of the common stock.

Stock Ownership Guidelines. We do not presently maintain any guidelines or requirements with respect to minimum number, or value, of our shares to be owned by our executive officers or directors.

Perquisites

Our executives are entitled to few benefits and, in each case, those benefits are available to all of our employees.

Post-Employment Compensation

Pension Benefits and other Compensation

We do not provide pension arrangements, post-retirement health coverage or nonqualified defined contribution or other deferred compensation plans for our executives or employees.

Other Post-Employment Payments

We have no agreements, written or oral, to provide any payments to executives or employees upon termination or a change-in-control.

Outstanding Equity Award at Fiscal Year-End

The following table includes certain information with respect to the number of all unexercised options previously awarded to the named executive officers at December 31, 2007.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Donald Sampson – President, CEO	1,350,000	—	—	0.08	04/02/2011	—	—	—	—
Theodor Hennig – CFO	1,350,000	—	—	0.08	04/02/2011	—	—	—	—

DIRECTOR COMPENSATION

We currently do not pay any compensation to our directors other than reimbursing costs related to performing their duties. Directors are granted stock options pursuant to our stock option plan. In connection with the adoption of our 2005 Long Term Performance Plan, during 2005, each of the non-employee directors was granted, on a one-time basis, stock options to purchase 1,000,000 shares of common stock at $0.50. All of those options expired in May 2007.

CORPORATE GOVERNANCE

The Board and Board Meetings

The Board consists of four directors. During the fiscal year ended December 31, 2007, the Board held a total of 5 meetings and the Audit Committee and Compensation Committee each held 1 meeting. Each director attended at least 75% of the total number of (1) meetings of the Board plus (2) meetings of all committees on which he served. It is our policy that directors are expected to attend the annual meeting of stockholders.

Board Independence

The Board has determined that Mr. Getty is the sole director qualifying as "independent" as defined by applicable Nasdaq and SEC rules. In making this determination, the board has concluded that Mr. Getty has no relationship that, in the opinion of the board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Board Committees

The board currently has, and appoints members to, two standing committees: the audit committee and the compensation committee. The current members of the committees are identified below:

Director	Audit	Compensation
Donald Getty	✓	✓ (Chair)
Donald Sampson	✓ (Chair)	✓
Theodor Hennig	✓	✓

Audit Committee

The Audit Committee operates pursuant to a written charter that was adopted and is filed as an exhibit to our Proxy Statement on Schedule 14A filed with the SEC on July 12, 2005. Under its charter, the Audit Committee is given the sole authority and responsibility for the appointment, retention, compensation and oversight of our independent auditors, including pre-approval of all audit and non-audit services to be performed by our independent auditors.

Donald Getty (Chairman), Don Sampson and Theodor Hennig are the members, and during 2007 were the members, of the Audit Committee. The Board of Directors has determined that each of the members of the Audit Committee is qualified to serve on the Audit Committee based on their financial and accounting acumen. The Board of Directors has determined that none of the members of the Audit Committee meets the SEC criteria of an "audit committee financial expert" and that only Mr. Getty satisfies the independence standards for audit committee members (applying the standards adopted by Nasdaq). At such time as the Board of Directors determines that the size and scope of our operations and our available financial resources warrant such, we expect to seek to add independent directors for appointment to the Audit Committee, including one or more directors satisfying the criteria of an "audit committee financial expert."

The audit committee met one time during the fiscal year ended December 31, 2007. For more information regarding the audit committee, please refer to the "Report of Audit Committee" beginning on page 15.

Compensation Committee

The Compensation Committee is responsible for reviewing and approving, on behalf of the Board of Directors, the amounts and types of compensation to be paid to our executive officers and the non-employee directors; provides oversight and guidance in the development of compensation and benefit plans for all company employees; and administers all company stock-based compensation plans.

Donald Getty (Chairman) and Donald Sampson are the members, and during 2007 were the members, of the Compensation Committee. The Board of Directors has determined that only Mr. Getty satisfies the independence standards established by Nasdaq.

Nomination of Directors

The Board of Directors does not maintain a standing Nominating Committee. Because of the small size of the Board, the lack of independent directors and the current demands on the directors, the Board determined that the nomination process would best be carried out by drawing upon the resources of all Board members with the requirement that nominees be selected by a majority of the directors.

In assessing potential director nominees, the Board looks for candidates who possess a wide range of experience, skills, areas of expertise, knowledge and business judgment, high integrity and demonstrated superior performance or accomplishments in his or her professional undertakings.

The Board may utilize the services of a search firm to help identify candidates for director who meet the qualifications outlined above.

The Board will also consider for nomination as director qualified candidates suggested by stockholders of the company. Stockholders can suggest qualified candidates for nomination as director by writing to our corporate secretary at #700-300 South Fourth Street, Las Vegas, Nevada 89101. Submissions that are received that meet the criteria outlined above are forwarded to the full Board of Directors for further review and consideration.

Communicating with the Independent Directors

Our Board will give appropriate attention to written communications that are submitted by stockholders, and will respond if and as appropriate. Our Chairman, Mr. Getty, is primarily responsible for monitoring communications from stockholders and for providing copies or summaries to the other directors as he considers appropriate.

Communications are forwarded to all directors if they relate to important substantive matters and include suggestions or comments that the lead director, with the assistance of our counsel, considers to be important for the directors to know. In general, communications relating to corporate governance and long-term corporate strategy are more likely to be forwarded than communications relating to ordinary business affairs, personal grievances and matters as to which we tend to receive repetitive or duplicative communications.

Stockholders who wish to send communications on any topic to the board should address such communications to Globetech Environmental, Inc. Board of Directors, c/o Corporate Secretary, #700-300 South Fourth Street, Las Vegas, Nevada 89101.

Code of Conduct and Ethics

The Board of Directors has adopted a Code of Business Ethics covering all of its officers, directors and employees. We require all employees to adhere to the Code of Business Ethics in addressing legal and ethical issues encountered in conducting their work. The Code of Business Ethics requires that our employees avoid conflicts of interest, comply with all laws and other legal requirements, conduct business in an honest and ethical manner and otherwise act with integrity and in our company's best interest.

The Board of Directors has also adopted a separate Code of Business Ethics for the CEO and Senior Financial Officers. This Code of Ethics supplements its general Code of Business Ethics and is intended to promote honest and ethical conduct, full and accurate reporting, and compliance with laws as well as other matters.

The Code of Business Ethics for the CEO and Senior Financial Officers is filed as an exhibit to our Annual Report on Form 10-KSB for the year ended December 31, 2005 and is available for review at the SEC's web site at www.sec.gov.

CERTAIN RELATIONSHIPS

We have, from time to time, entered into transactions with various entities controlled by our current or former principal stockholders, officers and directors.

As a result of limited resources available to our company, during 2006 and 2007, substantially all of the salary and expenses payable to our senior management (Messrs. Sampson and Hennig) was accrued and settled through the issuance of shares of common stock. The following table sets forth the salary and expenses settled in stock during 2006 and 2007, the number of shares issued in settlement of accrued salary and expenses during 2006 and 2007 and the accrued and unpaid salary outstanding at the end of 2006 and 2007.

		Salary and Expenses Settled in Stock During Year [(1)]	Shares Issued to Settle Salary and Expenses During Year	Salary Accrued and Unpaid at December 31
Don Sampson	2007	$ 0	0	$ 276,737
	2006	160,000	2,000,000	146,603
Theo Hennig	2007	0	0	141,972
	2006	77,175	964,688	98,655

(1) Salary and expenses settled in stock during the year reflects amounts actually settled during the applicable period and does not necessarily reflect salary actually accrued during the stated period. For instance, salary settled during 2006 relates principally to salary accrued during 2005.

Subsequent to December 31, 2007, the accrued salary and expenses owed to Messrs. Sampson and Hennig were settled through the issuance of 4,188,657 and 2,818,714 shares, respectively.

Shares issued in settlement of accrued salary and expenses are issued at or above the market price on the date of issuance.

Amounts owed to stockholders totaled $100,397 at December 31, 2007 and $107,481 at December 31, 2006. All such amounts were repayable on demand with no specific repayment terms. In April 2006, substantially all amounts owed to stockholders, including accrued but unpaid salary and expenses, totaling $735,649 were converted into an aggregate of 7,949,428 shares of common stock. The conversion price of such debt was at or above the market price of the stock on the dates of conversion.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act, or "Section 16(a)", requires that directors, executive officers and persons who own more than ten percent of any registered class of a company's equity securities, or "reporting persons", file with the SEC initial reports of beneficial ownership and report changes in beneficial ownership of common stock and other equity securities. Reporting persons holding our stock are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.

Based solely on our review of copies of these reports, and written representations from such reporting persons, we believe that all filings required to be made by reporting persons of our stock were timely filed for the year ended December 31, 2007 in accordance with Section 16(a).

RELATIONSHIP WITH INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Changes and Disagreements with Accountants

On August 17, 2006, we dismissed Robison, Hill & Co. ("RHC") as our independent certifying accountants. On the same date, we appointed Child, Van Wagoner & Bradshaw, PLLC ("CVWB") as our new independent certifying accountants.

The decision to dismiss RHC and appoint CVWB was recommended and approved by our audit committee and board of directors.

RHC's reports on the financial statements for the years ended December 31, 2005 and 2004 did not contain an adverse opinion or disclaimer, and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During our two most recent fiscal years and any subsequent interim period preceding the dismissal of RHC, there were no disagreements with RHC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s) if not resolved to the satisfaction of RHC, would have caused RHC to make reference to the subject matter of the disagreement(s) in connection with its report.

During our two most recent fiscal years and any subsequent interim period preceding the dismissal of RHC, there have been no reportable events of the type required to be disclosed by Item 304(a)(1)(iv) of Regulation S-B.

Prior to the engagement of CVWB, we did not consult with such firm regarding the application of accounting principles to a specific completed or contemplated transaction, or any matter that was either the subject of a disagreement or a reportable event. We also did not consult with CVWB regarding the type of audit opinion which might be rendered on our financial statements and no oral or written report was provided by CVWB.

We provided RHC with a copy of the disclosures made in response to Item 304(a) of Regulation S-K. We requested that RHC review the disclosure and furnish a letter addressed to the Commission stating whether it agreed with the statements made by us in response to Item 304(a) of Regulation S-B and, if not, stating the respects in which it does not agree. Such letter was filed as an exhibit to our report on Form 8-K relating to the change of auditors.

Report of Audit Committee

The audit committee is responsible for assessing the information provided by management and our registered public accounting firm in accordance with its business judgment. Management is responsible for the preparation, presentation and integrity of our financial statements and for the appropriateness of the accounting principles and reporting policies that are used. Management is also responsible for testing the system of internal controls, and reports to the audit committee on any deficiencies found. Our registered public accounting firm, Child, Van Wagoner & Bradshaw, PLLC, is responsible for auditing the financial statements and for reviewing the unaudited interim financial statements.

The audit committee reviewed with our registered public accounting firm the overall scope and plan of the audit. In addition, it met with our registered public accounting firm to discuss the results of Child, Van Wagoner & Bradshaw, PLLC's examination, the overall quality of our financial reporting and such other matters as are required to be discussed under generally accepted auditing standards. The audit committee has also received from, and discussed with, our registered public accounting firm the matters required to be discussed by Statement on Auditing Standards 61 (Communication with Audit Committees).

The audit committee has discussed with Child, Van Wagoner & Bradshaw that firm's independence from management and our company, including the matters in the written disclosures and the letter required by the Independence Standards Board Standard No. 1. The audit committee has also considered the compatibility of audit related and tax services with the auditors' independence.

In fulfilling its oversight responsibilities, the audit committee has reviewed and discussed the audited financial statements in the Annual Report on Form 10-KSB for the year ended December 31, 2007 with both management and our registered public accounting firm. The audit committee's review included a discussion of the quality and integrity of the accounting principles, the reasonableness of significant estimates and judgments, and the clarity of disclosures in the financial statements.

In reliance on the reviews and discussions referred to above, the audit committee recommended to the Board, and the Board has approved, that the audited financial statements be included in the Annual Report on Form 10-KSB for the year ended December 31, 2007 for filing with the SEC. The audit committee has recommended to the Board the reappointment of Child, Van Wagoner & Bradshaw, PLLC as our registered public accounting firm for the 2008 fiscal year.

By the Audit Committee of the Board of Directors:

Donald Getty, Audit Committee Chair
Donald Sampson, Audit Committee Member
Theodor Hennig, Audit Committee Member

Independent Registered Public Accounting Firm Fees

The following table summarizes the fees of Child, Van Wagoner & Bradshaw, PLLC; and Robinson, Hill and Company our registered public accounting firms, billed to us for each of the last two fiscal years:

Fee Category	FY 2006	FY 2007
Audit Fees	$ 37,000	$ 20,000
Audit-Related Fees	—	—
Tax Fees	193	—
All Other Fees	—	—
Total Fees	$ 37,193	$ 20,000

Pre-Approval Policies and Procedures

The Audit Committee is to pre-approve all audit and non-audit services provided by the independent auditors. These services may include audit services, audit related services, tax services and other services as allowed by law or regulation. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specifically approved amount. The independent auditors and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent auditors in accordance with this pre-approval and the fees incurred to date. The Audit Committee may also pre-approve particular services on a case-by-case basis. .

HOUSEHOLDING OF ANNUAL MEETING MATERIALS

Some banks, brokers and other nominee record holders may be participating in the practice of "householding". This means that only one copy of our annual report and proxy statement will be sent to stockholders who share the same last name and address. Householding is designed to reduce duplicate mailings and save significant printing and postage costs.

If you receive a household mailing this year and would like to receive additional copies of our annual report and/or proxy statement, please submit your request in writing to: Globetech Environmental, Inc., 7716 W. Rutter Parkway, Spokane, WA 99208, Attention: Secretary or by calling Globetech Environmental, Inc. at (509) 990-6778. Any stockholder who wants to receive separate copies of the proxy statement in the future, or who is currently receiving multiple copies and would like to receive only one copy for his or her household, should contact his or her bank, broker, or other nominee record holder.

DEADLINE FOR SUBMISSION OF STOCKHOLDER PROPOSALS FOR THE 2009 ANNUAL MEETING

Any stockholders who wish to submit a proposal, pursuant to Rule 14a-8 under the Exchange Act, for inclusion in the proxy materials for our 2009 annual meeting of stockholders must ensure that it is received by our corporate secretary at our corporate headquarters, which are located at 7716 W. Rutter Parkway, Spokane, WA, 99208, no later than April 20, 2009.

Our by-laws also establish an advance notice procedure for stockholders who wish to nominate candidates for election as directors. We must receive a notice regarding stockholder nominations for director at our corporate headquarters not less than 60 days nor more than 90 days prior to the applicable stockholder meeting, provided, however, that in the event we do not publicly announce the date of the applicable annual meeting by mail, press release or otherwise more than 70 days prior to the meeting, we must receive the notice no later than the tenth day following the day on which such announcement of the date of the meeting is made. Any such notice must contain certain specified information concerning the persons to be nominated and the stockholder submitting the nomination, all as set forth in the amended and restated by-laws. The presiding officer of the meeting may refuse to acknowledge any director nomination not made in compliance with such advance notice requirements. We have not publicly announced the date of the 2008 annual meeting prior to the mailing of this notice and proxy statement. Accordingly, an appropriate notice from a stockholder regarding nominations for director to be acted on at the 2008 annual meeting must be received within ten days of this mailing.

By Order of the Board of Directors,

Donald Sampson
Chairman

August 15, 2008

THE BOARD ENCOURAGES STOCKHOLDERS TO ATTEND THE ANNUAL MEETING. WHETHER OR NOT YOU PLAN TO ATTEND, YOU ARE URGED TO COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ACCOMPANYING ENVELOPE. A PROMPT RESPONSE WILL GREATLY FACILITATE ARRANGEMENTS FOR THE ANNUAL MEETING AND YOUR COOPERATION WILL BE APPRECIATED. STOCKHOLDERS WHO ATTEND THE ANNUAL MEETING MAY VOTE THEIR STOCK PERSONALLY EVEN THOUGH THEY HAVE SENT IN THEIR PROXIES.

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

GLOBETECH ENVIRONMENTAL, INC.

Globetech Environmental, Inc. (the "Company"), pursuant to Sections 78.390 and 78.403 of the Nevada Revised Statutes, adopts this Amended and Restated Articles of Incorporation. The following Amended and Restated Articles of Incorporation were adopted by the Board of Directors and by a majority of the Stockholders in accordance with the Nevada Revised Statutes.

1. At a meeting of the Board of Directors of the Company resolutions were duly adopted summarizing a proposed amendment to the Restated Articles of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolutions summarizing the proposed amendment are as follows:

> RESOLVED, that the Company amend its Articles of Incorporation, and take such other steps as may be reasonably required, to carry out a 1-for-10 reverse split of its common stock.
>
> RESOLVED, that the Company's Articles of Incorporation be amended to increase the authorized shares of common stock, to authorize the issuance of shares of "blank check" preferred stock and to reflect certain other revisions.
>
> RESOLVED, that the Articles of Incorporation, as amended herein and as previously amended, be restated to read in full as attached hereto.
>
> RESOLVED, that the amended and restated Articles of Incorporation be submitted to the shareholders of the Company for approval and that the officers of the Company be, and they hereby are, authorized and directed to take all reasonable steps necessary to implement the amendment and restatement of the Articles of Incorporation, including preparing and filing an appropriate Proxy Statement in connection with securing shareholder approval of the amendment and restatement and, upon approval of the same by the shareholders, filing the amendment with the Secretary of State of Nevada.

2. That, in accordance with the resolutions set forth in paragraph 1 above, the Company's Articles of Incorporation be amended to give effect to a 1-for-10 reverse stock split of the Company's common stock, to authorize the issuance of preferred stock and otherwise amend and restate the Articles of Incorporation to read in its entirety as follows:

FIRST: The name of the corporation is Globetech Environmental, Inc.

SECOND: The purpose of the Company is to engage in any lawful act or activity for which corporations may be organized under Chapter 78 of the Nevada General Corporation Law.

THIRD: The total number of shares of capital stock that the Company is authorized to issue is 22,000,000 shares, consisting of 20,000,000 shares of common stock, par value $0.001 per share, and 2,000,000 shares of preferred stock, par value $0.001 per share. The Company's capital stock may be sold from time to time for such consideration as may be fixed by the Board of Directors, provided that no consideration so fixed shall be less than par value.

A. Preferred Stock

The Board of Directors is authorized, subject to the limitations prescribed by law and the provisions of this Article, to provide for the issuance of the shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Nevada, to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof.

1. The authority of the Board with respect to each series shall include, but not be limited to, determination of the following:

a. The number of shares constituting that series and the distinctive designation of that series;

b. The dividend rate on the shares of that series, whether dividends shall be cumulative, and if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;

c. Whether that series shall have voting rights, in addition to the voting rights provided by law, and if so, the terms of such voting rights;

d. Whether that series shall have conversion privileges and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors shall determine;

e. Whether or not the shares of that series shall be redeemable and, if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

f. Whether that series shall have a sinking fund for the redemption or purchase of shares of that series and, if so, the terms and amount of such sinking fund;

g. The rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Company, and the relative rights of priority, if any, of payment of shares of that series; and

h. Any other relative rights, preferences and limitations of that series.

2. Dividends on outstanding shares of Preferred Stock shall be paid or declared and set apart for payment, before any dividends shall be paid or declared and set apart for payment on Common Stock with respect to the same dividend period.

3. If upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the assets available for distribution to holders of shares of Preferred Stock of all series shall be insufficient to pay such holders the full preferential amount to which they are entitled, then such assets shall be distributed ratably among the shares of all series of Preferred Stock in accordance with the respective preferential amounts (including unpaid cumulative dividends, if any) payable with respect thereto.

4. Unless otherwise provided in any resolution of the Board of Directors providing for the issuance of any particular series of Preferred Stock, no holder of Preferred Stock shall have any pre-emptive right as such holder to subscribe for, purchase or receive any part of any new or additional issue of capital stock of any class or series, including unissued and treasury stock, or obligations or other securities convertible into or exchangeable for capital stock of any class or series, or warrants or other instruments evidencing rights or options to subscribe for, purchase or receive any capital stock of any class or series, whether now or hereafter authorized and whether issued for cash or other consideration or by way of dividend.

B. Common Stock

1. Subject to the prior and superior rights of the Preferred Stock and on the conditions set forth in the foregoing parts of this Article or in any resolution of the Board of Directors providing for the issuance of any particular series of Preferred Stock, and not otherwise, such dividends (payable in cash, stock or otherwise) as may be determined by the Board of Directors may be declared and paid on the Common Stock from time to time out of any funds legally available therefor.

2. Except as otherwise provided by law, by these Articles of Incorporation or by the resolution or resolutions of the Board of Directors providing for the issue of any series of the Preferred Stock, the Common Stock shall have the exclusive right to vote for the election of directors and for all other purposes, each holder of the Common Stock being entitled to one vote for each share held.

3. Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, and after the holders of the Preferred Stock of each series shall have been paid in full the amount to which they respectively shall be entitled, or a sum sufficient for such payments in assets of the Company shall be distributed pro rata to the holders of the Common Stock in accordance with their respective rights and interests, to the exclusion of the holders of the Preferred Stock.

FOURTH: The election of directors need not be by written ballot unless otherwise provided by the By-laws of the Company.

FIFTH: The Board of Directors of the Company is authorized and empowered from time to time in its discretion to make, alter, amend or repeal the By-laws of the Company, except as such power may be restricted or limited by the Nevada General Corporation Law.

SIXTH: Anything to the contrary in this Articles of Incorporation notwithstanding, no director or officer shall be liable personally to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, provided, however, that nothing in this paragraph shall eliminate or limit the liability of a director or officer: (i) for any breach of such director's or officer's duty of loyalty to the Company or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 78.300 of the Nevada General Corporation Law; or (iv) for any transaction from which such director or officer derived an improper personal benefit. If the Nevada General Corporation Law is amended after approval by the stockholders of this article to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Company shall be eliminated or limited to the fullest extent permitted by the Nevada General Corporation Law, as so amended.

Any repeal or modification of the foregoing paragraph by the stockholders of the Company shall not adversely affect any right or protection of a director or officer of the Company existing at the time of such repeal or modification.

SEVENTH: The Company shall indemnify, in the manner and to the fullest extent permitted by law, each person (or the estate of any such person) who was or is a party to, or is threatened to be made a party to, any threatened, pending or completed action, suit or proceeding, whether or not by or in the right of the Company, by reason of being or having been a director, officer, employee or agent of the Company or being or having served at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The indemnification provided for herein shall be made only as authorized in the specific case upon a determination, in the manner provided by law, that indemnification of the director, officer, employee or agent is proper under the circumstances. The Company may, to the fullest extent permitted by law, purchase and maintain insurance on behalf of any such person against any liability that may be asserted against such person. To the fullest extent permitted by law, the indemnification provided herein shall include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, and, in the manner provided by law, any such expenses shall be paid by the Company in advance of the final disposition of such action, suit or proceeding. The indemnification provided herein shall not be deemed to limit the right of the Company to indemnify any other person for any such expenses to the fullest extent permitted by law, nor shall it be deemed exclusive of any other rights to which any person seeking indemnification from the Company may be entitled under any agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office. Such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

EIGHTH: This Company reserves the right to amend, alter, change, in any manner now or hereafter prescribed by statute, or by these Articles of Incorporation.

IN WITNESS WHEREOF, the undersigned Company has caused this Amended and Restated Articles of Incorporation to be signed by a duly authorized officer this ___ day of ____________ 2008.

GLOBETECH ENVIRONMENTAL, INC.

By: ______________________________
Name: Donald Sampson
Its: President

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-KSB

(Mark One)

☒ **ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2007

☐ **TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ___________ to ___________

Commission File No. 0-27737

GLOBETECH ENVIRONMENTAL, INC.

(Name of Small Business Issuer in its charter)

Nevada	42-1758825
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
#700-300 South Fourth Street Las Vegas, Nevada	89101
(Address of principal executive offices)	(Zip code)

Issuer's telephone number, including area code: (403) 261-2929

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which each is registered
None	None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $0.001 par value
(Title of Class)

Check whether the issuer is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. ☐

Check whether the issuer: (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The Issuer's revenues for the fiscal year ended December 31, 2007 were $ 134,677.

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant on April 24, 2008, based on the last reported sales price on the Pink Sheets, was approximately $1,551,636.

The number of shares of the registrant's common stock, $0.001 par value per share, outstanding as of March 31, 2008 was 68,785,437.

DOCUMENTS INCORPORATED BY REFERENCE

None

Transition Small Business Disclosure Format: Yes ☐ No ☒

GLOBETECH ENVIRONMENTAL, INC.

INDEX TO FORM 10-KSB

December 31, 2007

FORWARD-LOOKING STATEMENTS

This annual report on Form 10-KSB contains forward-looking statements within the meaning of the federal securities laws. These forwarding-looking statements include, without limitation, statements regarding the Company's expectations and beliefs about the market and industry, its goals, plans, and expectations regarding its properties and services, its intentions and strategies regarding future acquisitions and sales of properties and businesses, its intentions and strategies regarding the formation of strategic relationships, its beliefs regarding the future success of its properties and services, its expectations and beliefs regarding competition, competitors, the basis of competition and its ability to compete, its beliefs and expectations regarding its ability to hire and retain personnel, its beliefs regarding period to period results of operations, its expectations regarding revenues, its expectations regarding future growth and financial performance, its beliefs and expectations regarding the adequacy of its facilities, and its beliefs and expectations regarding its financial position, ability to finance operations and growth and the amount of financing necessary to support its operations. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially. The Company undertakes no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this annual report on Form 10-KSB.

PART I

ITEM 1. DESCRIPTION OF BUSINESS

General

Globetech Environmental, Inc., a Nevada corporation ("Globetech" or the "Company"), is engaged in the medical/infectious and hazardous waste treatment business, including the marketing of proprietary waste treatment technology.

History and Development of the Company

The Company was originally incorporated in April 1997 under the name "Alaskan Geodetic Survey, Inc." and remained dormant until March 2000.

From inception through December 2004, the Company undertook a series of name changes and pursued various acquisitions and businesses, each of which was eventually terminated and/or abandoned.

During 2005 and 2006, the Company developed and implemented plans to enter into the environmental services and medical waste treatment industry. Various technologies and businesses were evaluated and abandoned.

In March 2006, the Company entered into a purchase and sale agreement (the "Goldner Purchase and Sale Agreement") pursuant to which it acquired certain intellectual property, tangible assets and shares of a German company, Logmed Technologie GmbH from Helmut Goldner and others. The technology related to waste disinfection and sterilization units called Logmed. Following the closing of the acquisition of the Logmed technology, the Company commenced operations in the medical/infectious and hazardous waste treatment business.

During 2006, the Company entered into a series of transactions designed to finance operations and payment obligations arising under the Goldner Purchase and Sale Agreement, including (1) borrowing an aggregate of $ 102,487 from various related parties, (2) borrowing Cdn 200,000 from a third party to pay a $150,000 downpayment in connection with the Logmed acquisition, (3) the sale of $65,000 of convertible debentures, (4) borrowing Euro 100,000 under a line of credit facility, (5) issuing 2,652,188 shares of common stock to pay accrued and unpaid salary and expenses totaling $237,175 owing to officers and directors, and (6) issuing 4,985,740 shares of common stock to pay $498,574 of debt owing to stockholders.

In May 2007, the Company entered into a joint venture agreement with Medivac Limited, an Australian company, pursuant to which the Company and Medivac agreed to form a joint venture company to market the Company's Logmed machines and Medivac's MetaMizer machine.

In October 2007, as a result of certain disputes between the Company and the sellers under the Goldner Purchase and Sale Agreement, the sellers provided notice of termination of the Goldner Purchase and Sale Agreement and that agreement was terminated and all rights to the Logmed technology reverted to the sellers.

Upon termination of the Goldner Purchase and Sale Agreement, the Company began marketing its own proprietary waste treatment technology, referred to as GT Waste Sterilizers, and filed patent applications relating to that technology.

Industry Overview

The medical waste industry has arisen from, and developed as a result of, growing public concerns regarding environmental hazards and work place dangers associated with the treatment of infectious diseases such as AIDS, hepatitis, SARS and other pathogenic diseases and the handling of the waste stream associated therewith. The roots of this growth in public concern, particularly in the developed countries of the world, can be traced to intense media coverage and public outrage at medical waste washing ashore on the beaches of New York and New Jersey during the 1980s. In response to the public outcry, the U.S. Congress passed the Medical Waste Tracking Act of 1988, or MWTA. .The MWTA, in turn, spurred increased scrutiny, heightened regulation and the enactment of laws governing the handling, tracking and disposal of medical waste at the federal and state levels in the U.S. and in most countries in Europe, North America and in other developed countries around the globe. Those laws and regulations have established comprehensive regimens and guidelines governing the packaging, transportation, treatment and disposal of medical waste and, in turn, the development of the medical waste industry.

In response to the expansive new regulatory structure governing medical waste, health care facilities, such as hospitals and clinics, as well as individual physicians offices, dental offices, veterinarians and other small health care operators, have sought out solutions to assure compliance with such regulations and cost effectiveness in such responses. Each of those facilities produce on a regular and ongoing basis varying levels of medical clinical waste, including human or animal tissue, blood or other body fluids, excretions, drugs or other pharmaceutical products, swabs or dressings, or syringes, needles or other sharp instruments, each of which may prove hazardous unless properly handled, treated or disposed of.

A vast and diverse industry has developed to provide a comprehensive range of products and services all designed to address the regulatory compliance requirements of health care facilities in dealing with medical waste. Product and service offerings within the industry range from on-site education, training, waste identification, reduction and treatment equipment and services to comprehensive off-site waste gathering, transportation and treatment services and equipment. Solutions are commonly categorized by the treatment technology utilized and as being either on-site or off-site. Among the solutions, users typically select a solution based on an evaluation of a combination of its regulatory effectiveness, ease of use and cost-effectiveness.

According to industry publications, the volume of infectious waste generated in the U.S. alone is millions of tons annually and growing .The Company believes that the global infectious waste market, excluding the U.S., is at least as large as, or larger than, the U.S. market.

The Company believes that the demand for medical waste products and services will continue to grow and expand driven by various factors, including:

- *Pressure to reduce hospital costs.* Pressure to reduce costs and improve efficiency within the healthcare industry has resulted in a growing reliance on outside contractors to develop and deliver cost effective solutions to various aspects of facilities operations and risk management, including the handling of medical waste. Medical waste management service and product companies, including the Company, offer a range of products and services all with a view to assuring a cost-effective compliance program.

- *Shift to non-acute care treatment settings.* A shift in the medical treatment setting from high cost acute care facilities to alternative lower-cost settings, driven by managed care and cost-containment measures, has resulted in a growing amount of medical waste being generated at smaller facilities that lack the resources, experience and expertise necessary to develop and implement an effective medical waste management solution without the involvement of outside solutions providers.

- *Growing demand for medical services.* Demand for medical services in North America and Europe has grown in recent years with the growth in government and private health programs and the development of technologies and treatments not previously available and is expected to grow at an accelerated pace with aging populations and falling mortality rates. With the aging populations and extended life expectancy, and an accompanying increase in demand for medical services, the volume of medical waste generated is expected to grow.

-

Increasing environmental and safety concerns and regulation. Public concern regarding the effects of industry on the environment and on safety have led to extensive regulation of various aspects of the medical waste management industry. Applicable environmental regulations regarding the discharge of pollutants into the atmosphere has increased the cost of operating medical waste incinerators and resulted in the closure of many facilities resulting in a growing demand for non-incineration alternatives for medical waste treatment. Similarly, workplace regulations regarding exposure of workers to blood-borne pathogens and other potentially infectious materials have resulted in a growing demand for effective solutions to assure proper handling and disposal of medical wastes.

Services and Operations

The Company's principal services and operations are comprised of the marketing, sales and leasing of its proprietary GT Waste Sterilizer medical waste disinfection/sterilization units and the operation of contract medical waste treatment facilities.

GT Waste Sterilizer Products.

The Company's principal focus is the marketing, sale and leasing of its proprietary medical waste treatment units known as GT Waste Sterilizers. These units represent an environmentally friendly cost-effective medical waste treatment solution with potential application in the treatment of other waste that is considered bio-hazardous such as airline garbage.

GT Waste Sterilizer is an advanced autoclave unit incorporating proprietary patent – pending technologies and processes, including continuous feeding, shredding, mixing, fragmenting, and volume reduction in an enclosed environment to deactivate, sterilize and reduce contaminated waste. GT Waste Sterilizers offer a fully automated medical waste treatment solution with multiple user benefits, including:

- elimination of manual separation;
- reduction in end product and accompanying reduction in transportation and disposal cost;
- energy efficient thermal treatment; and
- minimal environmental impact due to reduced end product and no harmful discharge to the environment.

Treatment of medical waste in a GT Waste Sterilizer unit begins with loading waste material, inside of and including disposable containers, bags or collection bins, into a conveying basin. Once the loading door is closed the actual loading process is initiated electronically with the weight of waste material being measured and recorded before conveying the waste into a feed hopper. Individual locks within the unit are utilized to create a low-pressure atmosphere within the unit preventing emission of contaminated airborne particles from the unit with aspirated air being filtered before release into the ambient air.

Within the closed unit environment, the waste is fed into a single-shaft shredder to reduce the waste material to a defined particle size. Waste is then fed through a dosing device exposing the waste to a disinfection process incorporating exposure to heat by the injection of saturated steam under pressure.

The entire process is independently monitored and controlled electronically with process data being stored and available for review and printing. In the event of any process failures, the unit's monitoring capabilities will notify the operator on a display panel as well as by an audible alarm and the unit will shut off automatically to assure there is no release of contaminated material.

GT Waste Sterilizer incorporates an automated thermal self-disinfection process to facilitate safe maintenance and repair.

Typical cycle time to treat a load of medical waste ranges from 30 to 60 minutes based on the heat level to be utilized and the size of the load.

GT Waste Sterilizer effectively renders medical waste inert and unrecognizeable while reducing the end volume of by-product by up to 80% of original volume. The unit does not emit any significant odor or steam to the atmosphere nor create any significant noise. Wastewater is minimal and meets EPA and other general standards on wastewater emission.

The Company's current product offerings include three models: GT100; GT300; and GT500, described generally as follows:

- *GT 100* – a stationary sterilization unit with a processing capacity of approximately 220 pounds of waste material per hour with dimensions of approximately 8 feet (length), 5 feet (depth) and 6 feet (height). Waste is fed into GT 100 units manually or by an optional semi-automatic feed system.

- *GT 300* – a stationary sterilization unit with a processing capacity of 660 pounds of waste material per hour with dimensions of approximately 20 feet (length), 8 feet (depth) and 10 feet (height). Waste is fed into GT 300 units manually or by an option semi-automatic feed system.

- *GT 500* – a stationary sterilization unit with a processing capacity of 1,100 pounds of waste material per hour with dimensions of approximately 30 feet (length), 8 feet (depth) and 21 feet (height). Waste is weighed and fed into GT 500 units by an automated feed system.

Medical Waste Treatment Operations.

Since March 2006, the Company has owned and/or operated a medical waste treatment facility in Halle, Germany.

Operation of the German facility was transferred to the Company pursuant to the Company's March 2006 acquisition of the Logmed Technologies. Due to the termination of the Logmed acquisition in October 2007, the operation of this facility reverted back to Mr. Goldner with Globetech maintaining a 50% interest therein.

The Company plans to establish a waste treatment facility in Calgary in 2008 and the Abu Dhabi Joint Venture should be operational this year as well. The Company formed a joint venture with a local business to jointly own and operate a medical waste treatment business in Abu Dhabi. The joint venture is called Logmed Middle East and will be used to establish further operations in the United Arab Emirates and surrounding area.

Strategy

The Company's strategy is principally focused on deploying GT Waste Sterilizer units at health care facilities at pricing points that make on-site medical waste treatment more cost effective than treatment of waste at off-site third party facilities.

Because of capital constraints at most health care facilities and adverse environmental impact and other issues associated with the operation of on-site incineration facilities, many health care facilities have closed their on-site incineration facilities and outsourced medical waste treatment to various third party service providers. While the move toward off-site third party medical waste treatment has allowed health care facilities to avoid the need for new capital investment to replace old incineration capabilities and has provided certain other operating benefits, off-site treatment has disadvantages including the cost and logistics associated with sorting waste and transporting and tracking medical waste for treatment at off-site facilities.

The Company targets the high-volume institutional segment of the health care market by positioning the GT Waste Sterilizer unit as a viable, easy-to-use and cost-effective alternative to off-site third party treatment of medical waste. The Company provides lease financing for units with each unit being leased at an affordable base rate plus additional payments based on volume of waste processed. The Company believes that such lease financing will be comparable to, or less than, the cost currently paid by health care institutions for off-site third party treatment without the need to access the health care institution's capital budget.

In addition to the potential reduction in operating costs to the health care institution, the Company intends to emphasize other benefits of deploying the GT Waste Sterilizer on-site, including ease of handling waste material derived from elimination of the need to sort and separate medical waste and elimination of risks and costs associated with transporting untreated waste from the institution to off-site facilities.

The Company has initially targeted health care facilities in Europe and Australia where units are already operational or are on order and intends to expand marketing efforts to North America and other developed nations of the world. [In order to accelerate or otherwise facilitate entry into various markets, the Company has entered into joint ventures and/or agency agreements with several local marketing companies in Abu Dhabi, Bahrain, China and Australia. These agreements generally call for the Jointly owned local entity to acquire one or more GT Waste Sterilizers from Globetech, profitably operate the unit and share the profits on an agreed upon basis. The Company benefits from the sale of the units, the local expertise that the JV partners bring and sharing in the profits of the operation.

Equipment Financing

The Company has facilitated the financing of units through several sale/leaseback transactions pursuant to which the Company sells a unit to a financing company, leases the unit back from the leasing company and provides the unit to an end-user pursuant to a sublease. These transactions have provided needed cash to the Company but result in substantial fixed monthly lease payments. These payments generally commence four months after point of sale to allow for construction of the units. Revenues generated by the sublease of these units are typically structured to cover the monthly lease payments and generate a profit to the Company.

Acquisitions

In order to facilitate the Company's entry into the medical waste treatment and environmental services and solutions market, and to facilitate growth, the Company has periodically entered into a number of acquisitions, each designed to provide to the Company proven treatment technologies. Each of the acquisitions undertaken to date has, ultimately, been abandoned or terminated. The Company continues to evaluate, on an ongoing basis, potential strategic acquisitions to supplement the Company's operations and potential growth.

The abandoned or terminated acquisitions to date have focused on securing rights relating to the medical waste treatment technology developed by Helmut Goldner (the "Logmed Technologies"). The Company initially entered into an agreement in April 2005 to acquire the Beiseker medical waste treatment facility in Alberta, Canada, including certain rights with respect to the Logmed Technologies that were to be conveyed to the Company along with the Beiseker facility. The Company issued 2,000,000 shares of stock and made certain payments relating to the acquisition of the Beiseker facility. Following expiration of the seller's option to acquire the Logmed Technologies, the Company terminated the purchase agreement relating to the Beiseker facility and returned control and operation of the facility to the seller in March 2006.

Following termination of Beiseker transaction and the option of the seller to acquire the Logmed Technologies, the Company entered into an agreement with Mr. Goldner and certain affiliated companies and persons to acquire the Logmed Technologies and certain related rights, assets and operations, including the right to operate a waste treatment unit in the Halle clinic medical facility. The Company took possession and control of the Logmed Technologies and related assets and began efforts to manufacture and market the derivative products during 2006. In connection with the acquisition of the Logmed Technologies, the Company made aggregate payments totaling $781,899.28 (Euro 600,000) to Mr. Goldner and related parties and agreed to pay various installments totaling a minimum of $ 1,325,000 (Euro 900,000).

Effective October 31, 2007, Mr. Goldner unilaterally terminated the Purchase and Sale Agreement pursuant to which the Company had previously acquired the rights to the intellectual property and patents pertaining to Logmed. Mr. Goldner's termination of the agreement was triggered by the Company withholding a 100,000 Euro payment that was due September 30, 2007. The Company withheld this payment in an effort to address the ongoing failure of Mr. Goldner to perform certain obligations under the agreement. The Company attempted to renegotiate the terms of the agreement to reflect the defaults by Mr. Golder but was unable to arrive at a satisfactory resolution. As a result of the termination, all Logmed intellectual property and patents reverted to Mr. Goldner, $1,325,000 (900,000 Euro) in remaining payments to Goldner were eliminated and the Company retained ownership and continues to operate Logmed Technologie GmbH as its European subsidiary and base of operations and retained a 50% interest in the Halle clinic waste treatment unit.

Manufacturing

The Company does not conduct any manufacturing operations but utilizes multiple qualified independent manufacturers who manufacture units under a license from, and under supervision of, the Company.

Manufacturing of units involves delivery of unit specifications to experienced manufacturers that manufacture or source components, and assemble and test units based on agreed criteria. We may contract for separate quality control, inspection and testing of units. Cost of manufacturing units is expected to be based on bids or quotes from manufacturers that may be subject to negotiation.

As sales volumes increase, we intend to evaluate establishing single source, or multiple source, contract manufacturing arrangements in which we negotiate volume based fixed pricing per unit. We believe there are multiple manufacturers that have the experience and capability of meeting our manufacturing needs.

Marketing

The Company's marketing strategy is focused on targeting high-volume high-value generators of medical waste where the benefits of on-site operation of GT Waste Sterilizer units are expected to be most compelling. Principal target customers are acute care hospitals with 500 or more beds as well as day surgery clinics and other high volume medical clinics and nursing facilities.

Pricing of GT Waste Sterilizer units will be fixed, coupled with financing arrangements, so as to make the monthly cost to our customers equal to or more favorable than the costs charged by third party providers to transport and treat medical waste off-site. We intend to structure our pricing and financing so as to allow our customers the ability to scale the volume of material treated with a predictable cash cost without the need to access the customer's capital budget process while allowing us to generate rental income or other payment streams sufficient to recoup our cost and a return thereon with the potential of additional revenues to be derived from increases in volumes treated. See "Equipment Financing."

The Company's marketing efforts are led by our President, Don Sampson, an experienced operator in the medical waste treatment industry. We have assembled a sales team including a mix of employees, sales representatives and marketing alliance partners, to enter and service principal markets worldwide. Initial marketing efforts have been focused on markets in Europe, the Middle East, Asia and Australia. Our marketing efforts in Europe are under the direct management of Hans Frenzel who is responsible for the sales and marketing effort at Logmed Technologie GmbH and who continues to serve as a Managing Director of Logmed Technologie GmbH and as a director of the Company and provides marketing services on a contractual basis.

In January 2008, the Company commenced initial planning to market units in North and South America through the appointment of a Master Distributor, Global Evolutions LLC and sales representatives.

Medivac Joint Venture

In May 2007, the Company and Medivac Limited entered into a joint venture agreement pursuant to which the Company and Medivac agreed to form a joint venture company to serve as the exclusive marketing agent for each company's products.

Medivac is an Australian healthcare equipment company listed on the Australian Stock Exchange. Medivac is principally engaged in the manufacture, through third party manufacturers, and marketing of a medical waste treatment system known as Metamizer that is principally targeted toward small- and mid-size health care facilities.

Under the terms of the joint venture agreement, the Company and Medivac formed a joint venture company under the name Logmed International Pty Ltd that was equally owned by the Company and Medivac. The Company and Medivac, respectively, granted to the joint venture company the exclusive worldwide marketing rights with respect to the Logmed and Metamizer product lines. The joint venture company was to maintain sales offices in the US, Australia and Germany, with marketing efforts being directed by the Company's president, Don Sampson.

In an effort to address some inequities as well as simplify and streamline the marketing efforts and administration, the Company and MediVac terminated the Joint Venture Agreement and entered into Licensing Agreements. The agreements permit each company to market the other's product line in stipulated geographic areas for a designated period of time. The Company will also assume the manufacturing of MediVac's Metamizer units sold by the Company and MediVac.

Competition

There are numerous regulated medical waste management services and products companies operating in the Company's target markets, and the market is highly competitive. Competition within the industry is based on both the nature of the solution (outsourced service based solutions vs. in-house product based solutions) and the technologies offered (incineration vs. autoclaving) and the related cost-effectiveness and compliance reliability of each solution. The Company's primary competitors are large corporations with regional, national and international businesses. These companies provide a variety of products and services and many have substantially greater financial and other resources than the Company possesses.

Competition based on the nature of the solution offered relates to in-house treatment of medical waste as opposed to outsourcing treatment to off-site operators. The Company's current focus is on sale of GT Waste Sterilizer units for use on-site at medical facilities and, through the joint venture with Medivac. The Company believes on-site treatment using the GT Waste Sterilizer units offer competitive advantages compared to outsourced off-site treatment options, including elimination of manual separation, reduction in transportation costs, increased control by medical facilities operators, reduced environmental risk exposure and shortened holding time of waste and at prices comparable to or better than outsourced solutions.

Competition based on technology relates to the type of treatment technology utilized to treat and neutralize medical waste. Due to environmental concerns, incineration is rapidly declining as a viable technology for treatment of medical waste. An array of alternative technologies have been introduced by a variety of companies to fill the void left by the decline in incineration as an acceptable option. Many of the technologies currently deployed, including the GT Waste Sterilizer unit, involve advanced autoclave capabilities. These technologies compete based on a variety of factors including principally cost effectiveness, environmental impact, operating effectiveness of the solution and ease of use. The Company believes that the GT Waste Sterilizer unit will compete favorably in all of these areas.

The Company faces potential competition from new entrants in the market, including outsourcing operators that may attain sufficient scale of operations to lower the cost of outsourced treatment to levels at which the Company may be unable to compete as well as the introduction of new technologies that may either reduce or eliminate the generation of medical wastes or produce better results in the form of lower operating costs, more effective treatment and less environmental impact, among other benefits.

Intellectual Property

The Company considers the protection of its technology to be important to its business.

The Company relies on patents, proprietary know-how and continuing technological innovation. The Company attempts to protect this information through a combination of patent protection and confidentiality agreements with employees, vendors and consultants. In connection with the GT Waste Sterilizer, the Company applied for 3 patents covering the principal proprietary technologies incorporated into the GT Waste Sterilizer units. The Company intends to vigorously defend its patents and to continuously seek new and additional patents as necessary to protect its rights in future technological advances in the Company's products. There can be no assurance that the Company's patents will not be contested and will be sustained in the event of a contest, that the Company will be successful in its efforts to secure new patents, that confidentiality agreements will not be breached, that the Company would have adequate remedies for any breach or that its trade secrets or know-how will not otherwise become known or independently discovered by other parties.

The Company's commercial success may also depend on its not infringing patents issued to other parties. There can be no assurance that patents belonging to other parties will not require the Company to alter its processes, pay licensing fees or cease using any current or future processes. In addition, there can be no assurance that the Company would be able to license the technology rights that it may require at a reasonable cost or at all. If the Company could not obtain a license to any infringing technology that it currently uses, it could have a material adverse effect on the Company's business.

Regulation

The Company operates within the medical waste management industry, which is subject to extensive and frequently changing federal, state and local laws and regulations. This statutory and regulatory framework imposes compliance burdens and risks on the Company and the users of its products, including requirements to obtain and maintain government permits. Those requirements vary from jurisdiction to jurisdiction.

The Company may be required to obtain certain permits, classifications and registrations in order to market the GT Waste Sterilizer units in various jurisdictions or for selected uses. The Company believes it is presently in compliance with all applicable regulations relating to its operations in the markets in which its units are currently operational and intends to take all steps necessary to assure compliance with any regulations that may apply in the future in such markets and in any new markets the Company may enter.

The Company is evaluating marketing its GT Waste Sterilizer unit for use in the food processing industry and, specifically, for the treatment of prions such as mad cow disease. The Company intends to conduct testing to verify the effectiveness of the GT Waste Sterilizer technology in treatment of prions and, subject to obtaining satisfactory results, to secure necessary approvals to market the GT Waste Sterilizer unit for such application. While regulation with regard to treatment of prion diseases is evolving, the Company expects that the U.S. FDA and similar organizations will establish standards and guidelines that will govern the treatment of prions. The Company expects that testing and regulatory compliance with regard to the use of GT Waste Sterilizer units in the treatment of prions will require at least one year.

While the Company presently intends to limit its operations to the sale and marketing of its GT Waste Sterilizer units, and through its joint venture arrangement MetaMizer units, for operation by third parties, the Company's customers will be subject to a broad range of regulations that will indirectly affect the Company and acceptance of its products. Illustrative of the nature of regulations that may affect the Company's customers and, indirectly, the Company, are the regulations applying to operations in the United States which may serve as a model for other jurisdiction, a summary of the principal regulations being as follows:

- *Medical Waste Tracking Act of 1988*. In the late 1980s, the MWTA was adopted in response to health and environmental concerns over infectious medical waste after medical waste washed ashore on beaches, particularly in New York and New Jersey, during the summer of 1988. The primary objective of the MWTA was to ensure that medical wastes which were generated in a covered state and which posed environmental problems, including an unsightly appearance, were delivered to disposal or treatment facilities with minimum exposure to waste management workers and the public. The MWTA's tracking requirements included accounting for all waste transported and imposed civil and criminal sanctions for violations.

  In regulations implementing the MWTA, the EPA defined medical waste and established guidelines for its segregation, handling, containment, labeling and transport. The MWTA established a model followed by many states in developing their specific medical waste regulatory frameworks.

- *Clean Air Act Regulations*. In August 1997, the EPA adopted regulations under the Clean Air Act that limit the discharge into the atmosphere of pollutants released by medical waste incineration. These regulations required every state to submit to the EPA for approval a plan to meet minimum emission standards for these pollutants.

- *Occupational Safety and Health Act of 1970*. The Occupational Safety and Health Act of 1970 authorizes OSHA to issue occupational safety and health standards. OSHA regulations are designed to minimize the exposure of employees to hazardous work environments. Various standards apply to certain aspects of medical waste treatment operations. These regulations govern, among other things:

  - exposure to blood-borne pathogens and other potentially infectious materials;
  - lock out/tag out procedures;
  - medical surveillance requirements;
  - use of respirators and personal protective equipment;
  - emergency planning; and
  - hazard communication.

- *Resource Conservation and Recovery Act of 1976*. In 1976, Congress passed the Resource Conservation and Recovery Act of 1976, or RCRA, as a response to growing public concern about problems associated with the handling and disposal of solid and hazardous waste. RCRA required the EPA to promulgate regulations identifying hazardous wastes. RCRA also created standards for the generation, transportation, treatment, storage and disposal of solid and hazardous wastes. These standards included a documentation program for the transportation of hazardous wastes and a permit system for solid and hazardous waste disposal facilities. Medical wastes are currently considered non-hazardous solid wastes under RCRA. However, some substances collected by us from some of our customers, including photographic fixer developer solutions, lead foils and dental amalgam, are considered hazardous wastes.

  The Company's customers use landfills for the disposal of autoclaved waste. Waste is not regulated as hazardous under RCRA unless it contains hazardous substances exceeding certain quantities or concentration levels, meets specified descriptions, or exhibits specific hazardous characteristics. Following autoclave treatment, waste is disposed of as non-hazardous waste.

- *DOT Regulations*. The U.S. DOT has put regulations into effect under the Hazardous Materials Transportation Authorization Act of 1994 which require medical waste to be packaged and labeled in compliance with designated standards, and which incorporate blood-borne pathogens standards issued by OSHA. Under these standards, among other things, packaging must be identified with a "biohazard" marking on the outer packaging, and medical waste containers must be sufficiently rigid and strong to prevent tearing or bursting and must be puncture-resistant, leak-resistant, properly sealed and impervious to moisture.

DOT regulations also require that a transporter be capable of responding on a 24-hour-a-day basis in the event of an accident, spill, or release to the environment of a hazardous material.

- *Comprehensive Environmental Response, Compensation and Liability Act of 1980.* The Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, established a regulatory and remedial program to provide for the investigation and cleanup of facilities that have released or threaten to release hazardous substances into the environment. CERCLA and state laws similar to it may impose strict, joint and several liability on the current and former owners and operators of facilities from which releases of hazardous substances have occurred and on the generators and transporters of the hazardous substances that come to be located at these facilities. Responsible parties may be liable for substantial site investigation and cleanup costs and natural resource damages, regardless of whether they exercised due care and complied with applicable laws and regulations.

Potential Liability and Insurance

The medical waste industry involves potentially significant risks of statutory, contractual, tort and common law liability claims. Potential liability claims could involve, for example:

- cleanup costs;
- personal injury;
- damage to the environment;
- employee matters;
- property damage; or
- alleged negligence or professional errors or omissions in the planning or performance of work.

In the event the Company's products fail to operate in the manner intended and customers suffer liability arising from such failure, the Company could be subject to claims asserted by the affected customers. The Company could also be subject to fines or penalties in connection with violations of regulatory requirements.

The Company does not presently carry liability insurance that would cover liability arising from failures of products to perform as intended. The Company intends to evaluate the acquisition of liability insurance to cover such risks at such time as the Company's financial position will support the same. Even if the Company is successful in securing such insurance, there can be no assurance that the Company will not face claims resulting in substantial liability for which it is uninsured or underinsured and which could have a material adverse effect on the Company's business.

Employees

As of March 31, 2008, the Company had 5 full-time and 2 part-time employees/consultants. None of the Company's employees are subject to collective bargaining agreements. The Company also has in excess of twenty sales agents covering many parts of the globe.

ITEM 2. DESCRIPTION OF PROPERTY

As of December 31, 2007, the Company maintained no formal offices in North America, but conducted its operations in space provided free of charge by the Company's principal officers. European operations are conducted from offices in Landsberg, Germany that are used pursuant to the terms of a month to month lease arrangement.

Management believes that its facilities are adequate to support operations for the foreseeable future. In the event that the Company experiences growth in its sales and requires space to house administrative, sales and other personnel, the Company anticipates it will be required to secure appropriate office space to house its employees and operations. No arrangements have been made with respect to securing office space if needed.

ITEM 3. LEGAL PROCEEDINGS

The Company may from time to time be a party to lawsuits incidental to its business. The Company is not aware of any current, pending, or threatened litigation or proceedings that could have a material adverse effect on its results of operations, cash flows or financial condition.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

PART II

ITEM 5. MARKET FOR COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND SMALL BUSINESS ISSUER PURCHASES OF EQUITY SECURITIES

Stock and Stock Holder Information

The Company's common stock trades on the Pink Sheets under the symbol "GENV".

Prior to February 2005, there was no established trading market in the Company's common stock and trading therein was sporadic. The following table sets forth the range of high and low bid prices for each quarter during fiscal 2007 and 2006:

	Calendar Year 2007		Calendar Year 2006	
	High	Low	High	Low
Fourth Quarter	$0.075	$0.035	$0.15	$0.03
Third Quarter	$0.065	$0.035	$0.09	$0.03
Second Quarter	$0.05	$0.035	$0.14	$0.06
First Quarter	$0.65	$0.02	$0.22	$0.08

The quotations reflect inter-dealer prices without retail mark-up, mark-down or commission and may not represent actual transactions.

At March 31, 2008, the closing bid price of the common stock was $0.035.

As of March 31, 2008, there were approximately 70 record holders of the Company's common stock.

Dividends

The Company has not paid any cash dividends since its inception and presently anticipates that all earnings, if any, will be retained for development of the Company's business and that no dividends on the shares of common stock will be declared in the foreseeable future. Any future dividends will be subject to the discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, the operating and financial condition of the Company, its capital requirements, general business conditions and other pertinent facts. Therefore, there can be no assurance that any dividends on the common stock will be paid in the future.

Equity Compensation Plan Information

The following table provides information as of December 31, 2007 with respect to the shares of the Company's common stock that may be issued under existing equity compensation plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)-(b)
Equity compensation plans approved by security holders [(1)]			0
Equity compensation plans not approved by security holders	4,229,688	.08	-
Total	4,229,688	$0.08	-

(1) Consists of shares reserved for issuance under the 2005 Long Term Performance Plan pursuant to which 8,000,000 shares were initially reserved. All related options expired in May 2007.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following discussion and analysis of the Company's financial condition as of December 31, 2007, and the Company's results of operations for the years in the two-year period ended December 31, 2007 and 2006, should be read in conjunction with the Company's audited consolidated financial statements and notes thereto included elsewhere in this report.

Overview

Globetech Environmental, Inc. ("Globetech" or the "Company") is engaged in the medical/infectious and hazardous waste treatment business, including the marketing of proprietary waste treatment technology.

Recent Developments

The Company's operations in the medical waste treatment market evolved substantially during 2006 and 2007.

In early 2006, the Company terminated its acquisition of the Beiseker waste treatment facility in Alberta, Canada due to non-performance of the seller in that transaction, including the failure of the sellers to deliver ownership of rights to the Logmed medical waste treatment technology. As a result, the Company returned to the sellers control of the Beiseker facility and ceased operation of that facility. All amounts invested in connection with the Beiseker facility transaction were written off as a loss on investment during 2005.

Following termination of the Beiseker acquisition, in March 2006, the Company entered into a purchase and sale agreement (the "Goldner Purchase and Sale Agreement") pursuant to which it acquired certain intellectual property, tangible assets and shares of a German company, Logmed Technologie GmbH from Helmut Goldner and affiliated persons and entities. The technology related to waste disinfection and sterilization units called Logmed. Following the closing of the acquisition of the Logmed technology, the Company commenced operations in the medical/infectious and hazardous waste treatment business. In connection with the Logmed acquisition, the Company recorded a loss on investment of $474,821 during 2006 reflecting the excess of the purchase price of the net assets acquired over the market value of the assets.

During 2006, the Company entered into a series of transactions designed to finance operations and payment obligations arising under the Goldner Purchase and Sale Agreement, including (1) borrowing an aggregate of $102,487 from various related parties, (2) borrowing Cdn 200,000 from a third party to pay a $150,000 downpayment in connection with the Logmed acquisition, (3) the sale of $65,000 of convertible debentures, (4) borrowing Euro 100,000 under a line of credit facility, (5) issuing 2,652,188 shares of common stock to pay accrued and unpaid salary and expenses totaling $237,175 owing to officers and directors, and (6) issuing 4,985,740 shares of common stock to pay $498,574 of debt owing to stockholders.

In May 2007, the Company entered into a joint venture agreement with Medivac Limited, an Australian company, pursuant to which the Company and Medivac agreed to form a joint venture company to market the Company's Logmed machines and Medivac's MetaMizer machine.

In October 2007, as a result of certain disputes between the Company and the sellers under the Goldner Purchase and Sale Agreement, the sellers under the Goldner Purchase and Sale Agreement provided notice of termination of the Goldner Purchase and Sale Agreement and that agreement was terminated and all rights to the Logmed technology reverted to the sellers. As a result of the termination of the Goldner Purchase and Sale Agreement, the balance owing on the purchase price, approximately $1,325,000(Euro 900,000), was extinguished and the Company wrote down its investment in the Logmed assets resulting in a gain on investment of $44,771 during 2007, reflecting the excess of debt extinguished over the carrying value of the Logmed assets.

Upon termination of the Goldner Purchase and Sale Agreement, the Company began marketing its own proprietary waste treatment technology, referred to as GT Waste Sterilizers, and filed patent applications relating to that technology.

On December 1, 2007, the Company and MediVac Limited agreed to terminate their joint venture agreement and entered into Licensing Agreements. The agreements permit each company to market the other's product line in stipulated geographic areas for a designated period of time. The Company will also assume the manufacturing of all of MediVac's Metamizer units sold by the Company and MediVac on a cost plus 20% basis.

During 2007, the Company entered into a series of financing transactions, including (1) three sale/leaseback transactions pursuant to which the Company received $3,750,000 from the sale of units to lease finance companies and agreed to lease back those units for monthly rentals of approximately $78,000, (2) the sale of a total of 4,325,000 shares of common stock and 4,325,000 warrants for an aggregate of $226,000, and (3) the issuance of 5,399,245 shares of common stock to pay $ 323,140 of debt.

During the first quarter of 2008, the Company issued 9,627,829shares of common stock to pay accrued and unpaid salary, consulting fees and expenses totaling $336,974.

Critical Accounting Policies

The following describes the critical accounting policies used in reporting the Company's financial condition and results of operations. In some cases, accounting standards allow more than one alternative accounting method for reporting. In those cases, reported results of operations would be different should the Company employ an alternative accounting method.

Going Concern. The Company's financial statements are prepared on the basis of accounting principles applicable to a "going concern", which assumes that the Company will continue in operation for at least one year and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The financial statements do not reflect adjustments that would be necessary if the Company were unable to continue as a "going concern." If the Company were unable to continue as a "going concern," then substantial adjustments would be necessary to the carrying value of assets, the reported amounts of liabilities, the reported revenues and expenses and the balance sheet classifications used.

Impairment of Long-Lived Assets. The Company reviews all long-lived assets on a regular basis to determine if there has been impairment in the value of those assets. If, upon review, it is determined that the carrying value of those assets may not be recoverable, the Company will record a charge to earnings and reduce the value of the asset on the balance sheet to the amount determined to be recoverable.

For purposes of evaluating recoverability of long-lived assets, the recoverability test is performed using undiscounted cash flows of the individual assets and consolidated undiscounted net cash flows for long-lived assets not identifiable to individual properties compared to the related carrying value. If the undiscounted operating income is less than the carrying value, the amount of the impairment, if any, will be determined by comparing the carrying value of each asset with its fair value. Fair value is generally based on a discounted cash flow analysis.

Results of Operations

Revenues. The Company's revenues totaled $134,677 in 2007 as compared to $379,841 in 2006. The 2007 revenues consist of the deferred gain amortization and net revenues from operation of a Logmed unit at the Halle clinic . The decrease in revenues from 2006 to 2007 was attributable to delays in closing sales contracts in 2007.

Operating Expenses. Cost of goods sold totaled $61,262 in 2007 and $125,965 for 2006. The decrease was attributable to the failure to close sales contracts in 2007.

Operating Expenses. Operating expenses increased 27% to $1,704,070 in 2007 from $1,341,690 in 2006. The increase in operating expenses was attributable to increased general administrative expenses and depreciation expense partially offset by reductions in consulting expenses and stock option expense.

General and administrative expense increased 137.6% from $627,149 in 2006 to $1,490,277 in 2007. The increase in general and administrative expense was attributable to the mid-2006 acquisition and commencement of operations of the Company's German subsidiary, Logmed Technologie GmbH, including the cost of the German staff and offices.

Consulting expenses totaled $125,222 during 2007 as compared to $343,019 during 2006. The decrease in consulting expenses was largely due to Mr. Sampson's compensation being classified as salary in 2007.

Stock option expense was $0 in 2007 as compared to $344,825 in 2006. The reduction in stock option expense was attributable to the grants of options in 2006 while no stock options were granted or subject to vesting during 2007.

Depreciation expense was $88,571 in 2007 and $26,697 in 2006. The increase was due to the depreciation on capital leases entered into in 2007.

Other Income (Expense). The Company reported other expense, net of other income, of $198,653 during 2007 as compared to a net expense of $422,626 during 2006. The 2007 expense is comprised of $160,310 in interest, $75,198 of sundry Logmed GmbH expenses net of $36,856 in deferred gains brought into income on the capital lease transactions. The 2006 other expense is largely made up of the $474,821 write-down of the Logmed Technologie GmbH investment, $24,890 of interest expense and net revenue from the Halle operation.

Liquidity and Capital Resources

Cash and Working Capital Position

The Company had a cash balance of $1,090,703 at December 31, 2007 and $71,628 at December 31, 2006 and a deficit in working capital of $1,456,330 at December 31, 2007 and $1,452,396 at December 31, 2006.

The Company has been dependent upon financing provided in the form of stockholder loans from its principal officers, directors and stockholders, and from sales/leaseback transactions to support its ongoing operations. The Company expects to continue to be dependent upon financing provided by its principal officers, directors and stockholders and from the sale of securities to, or financing provided by, third parties, including sales/leaseback transactions. Except as noted herein, the Company has no commitments from its principal officers, directors and stockholders or third parties to provide financing.

Cash Flows

The Company generated $278,858 in cash from operations during 2007 as compared to $166,312 used in operations in 2006. The improvement in operating cash flows in 2007 was principally attributable to the sales lease-back transactions ($937,030) and a substantial increase in accounts payable ($1,914,325), partially offset by increases in prepaid expenses ($499,292) and other receivables ($116,861).

Investing activities used $184,048 of cash during 2007 as compared to $287,464 of cash used in investing activities during 2006. The decline in cash used in investing activities was primarily attributable to amounts invested in connection with the Logmed acquisition in 2006 ($242,800).

Financing activities provided $638,964 of cash to the Company during 2007 as compared to $525,921 provided in 2006. Cash provided by financing activities for 2007 was attributable to sales lease-back transactions ($875,000), issuance of a convertible debenture ($100,000) and private placements ($226,000), partially offset by payments made under the Goldner

Purchase and Sale Agreement ($562,523). Cash provided by financing activities during 2006 reflected proceeds from various loans ($378,129), sale of convertible debentures ($65,000), stock option exercises ($29,625) and private placements of stock ($53,167).

Non-Cash Financing Activities

During 2006, the Company settled $789,749 of debt through the issuance 8,775,428 shares of common stock during 2006.

During 2007 the Company converted $323,141 of promissory notes and related party notes to 5,399,245 common shares.

Long-Term Debt

Long-term debt at December 31, 2007 totaled $3,815,997 as compared to $971,200 of long-term debt at December 31, 2006. Long-term debt at December 31, 2007 consisted entirely of capital lease obligations and related deferred revenue and deferred gain arising from three sale/leaseback transactions. Long-term debt at December 31, 2006 consisted entirely of amounts owing under the Goldner Purchase and Sale Agreement, which agreement was terminated during 2007 resulting in the extinguishment of amounts owing under that agreement.

Contractual Obligations

At December 31, 2007, we were obligated under three sale/leaseback transactions classified as capital leases. Those capital leases were our only contractual obligations at December 31, 2007 with determinable future payments.

The following table details our contractual obligations at December 31, 2007:

	Payments due by period				
	Total	2008	2009-2010	2011-2012	Thereafter
Capital lease obligations	7,913,290	914,000	1,886,400	1,886,400	3,226,490

Financial Commitments and Requirements

The Company's principal financial commitments and requirements relate to funding operational deficits, overhead and operational payments relating to the sales lease-back financing transactions.

At December 31, 2007, the Company had limited resources available to fund it operational deficits and other financial obligations and was dependent upon the receipt of additional financing to support its operations.

Financing Transactions

During 2007, the Company undertook a number of financing transactions to support its operations. The principal financing transactions during 2007 were as follows:

In February 2007, the Company received $150,000 pursuant to a private placement and issued 2,500,000 shares and 2,500,000 two year warrants to purchase shares at $.12.

In March 2007, the Company received $11,000 pursuant to a private placement and issued 275,000 shares and 275,000 two year warrants to purchase shares at $.08.

In March 2007, the Company received $20,000 pursuant to a private placement and issued 500,000 shares and 500,000 two year warrants to purchase shares at $.08.

In April 2007, the Company received $15,000 pursuant to a private placement and issued 300,000 shares and 300,000 two year warrants to purchase shares at $.10.

In May 2007, the Company entered into a sale/leaseback transaction pursuant to which the Company sold two operating Logmed machines and the rights with respect to a third Logmed machine that was to be put in service during 2007 for $1,500,000. Pursuant to the sale/leaseback transaction, the Company agreed to lease each of the Logmed machines for monthly lease payments of $12,000 per machine for a period of 84 months.

In August, 2007, the Company entered into a Master Equipment Lease Agreement with MedRock LLC pursuant to which the Company sold to MedRock, for $1,375,000, two Logmed II 500 machines that are currently being manufactured and expected to placed in service by December 1, 2007 and agreed to lease those machines with the intent of sub-leasing the machines to third-party end users. Pursuant to the Master Equipment Lease Agreement, the Company agreed to lease both of the Logmed machines for lease payments of $13,000 per machine per month for a period of 120 months commencing on the earlier of (i) installation of each machine at the site of a third-party end user or (ii) December 1, 2007.

In November, 2007, Globetech Environmental, Inc. (the "Company") entered into a Master Equipment Lease Agreement with Tech-Rock LLC and BBR, Inc pursuant to which the Company sold for $875,000, one Globetech GT500 machine that is expected to be placed in service by March 2008 and agreed to lease that machine with the intent of sub-leasing the machines to third-party end users. Pursuant to the Master Equipment Lease Agreement, the Company agreed to lease the machine for lease payments of $14,600 per month for a period of 120 months commencing on the earlier of (i) installation of each machine at the site of a third-party end user or (ii) March 1, 2008.

In November 2007, the Company raised $100,000 through the issuance of an 8.5% one year convertible debenture and 1,000,000 two year warrants to purchase shares at $0.10. Interest on the debenture is payable quarterly and the debenture is convertible at the greater of $0.05 per share or market.

Logmed Technologie Acquisition and Termination.

In March 2006, the Company entered into an agreement with Hans-Eberhardt Frenzel ("Frenzel"), Helmut Göldner ("Göldner"), Göldner Umwelt & Hygienetechnik GmbH ("GUH"), and Logmed Technologie GmbH ("Logmed Technologie") pursuant to which the Company agreed to purchase:

- for a purchase price of 406,000 Euro (approximately $486,000), from Frenzel and Göldner, 100% of the stock of Logmed Technologie;
- for a purchase price of 34,000 Euro (approximately $40,000), from Frenzel and Göldner, an operating Logmed hospital waste treatment machine (a "Logmed") and existing contract rights pursuant to which the Logmed unit is currently operated at the Halle clinic medical facility in Wittenberg, Germany; and
- for a purchase price of 660,000 Euro (approximately $790,000), from Göldner, a portfolio of patents constituting the underlying Logmed technology.

The agreement also provided that the Company would pay to GUH 400,000 Euro (approximately $478,000) for annulment of an existing license agreement with Logmed Technologie and assignment to Logmed Technologie of the rights of GUH with respect to operating rights at the Halle clinic medical facility.

The aggregate sums payable by the Company under the agreement, 1,500,000 Euro (approximately $2,025,000), were payable in instalments with the final instalment due December 31, 2008.

After renegotiation of certain payment terms and certain disputes among the parties, effective October 31, 2007, Helmut Goldner unilaterally terminated the Purchase and Sale Agreement pursuant to which the Company had previously acquired the rights to the intellectual property and patents pertaining to Logmed. Goldner's termination of the agreement was triggered by the Company withholding the 100,000 Euro payment that was due September 30, 2007. The Company withheld this payment in an effort to address the ongoing failure of Mr. Goldner to perform certain obligations under the agreement. The Company attempted to renegotiate the terms of the agreement to reflect the defaults by Mr. Golder but was unable to arrive at a satisfactory resolution. As a result of the termination, all Logmed intellectual property and patents reverted to Mr. Goldner, $1,325,000 (900,000 Euro) in remaining payments to Goldner are eliminated and the Company will retain ownership and continue to operate Logmed Technologie GmbH as its European subsidiary and base of operations.

Issuance of Shares in Settlement of Debt

In April 2006, the Company adopted the Globetech Environmental, Inc. 2006 Consultant and Employee Stock Plan pursuant to which 5,000,000 shares were reserved for issuance as payment for services to the Company. Also in April 2006, the Company issued an aggregate of 3,789,688 shares of common stock under the 2006 Plan in settlement of $303,175 of salary, fees and expenses owed, including 2,964,688 shares issued to the Company's principal officers in settlement of $237,175 of accrued but unpaid salary, fees and expenses. An additional 4,984,740 shares were issued in April 2006, outside of the 2006 Plan, to settle $498,474 of debt to various stockholders.

In 2007, $274,069 of notes payable (including $82,124 owed to affiliates of the Company) were converted into an aggregate of 4,567,815 shares of common stock (representing an effective conversion price of $0.06 per share) plus two year warrants to purchase 4,567,815 shares of common stock at $0.12 per share.

Subsequent to December 31, 2007, $336,974 of accrued and unpaid salary, expenses and consulting fees (including $245,258 owed to officers of the Company) was converted into an aggregate of 9,627,828 shares of common stock at $0.035 per share.

Inflation

Inflation has historically not had a material effect on the Company's operations.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

ITEM 7. FINANCIAL STATEMENTS

The Company's financial statements, together with the independent. accountants report thereon, are included herewith immediately following the signature page of this report.

ITEM 8. CHANGES AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 8A(T). CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2007, we conducted an evaluation under the supervision and with the participation of our management, including our CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934, as amended (Exchange Act), means controls and other procedures of a company that are designed to provide reasonable assurance that information required to be disclosed by the company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures are also designed to provide reasonable assurance that such information is accumulated and communicated to company management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. Based on this evaluation, our management concluded as of December 31, 2007 that our disclosure controls and procedures were not effective at the reasonable assurance level due to recurring late filings of the Company's Exchange Act reports.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate "internal control over financial reporting," as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. This rule defines internal control over financial reporting as a process designed by, or under the supervision of, a company's chief executive officer and chief financial officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a significant deficiency (within the meaning of PCAOB Auditing Standard No. 2), or combination of significant deficiencies, that results in there being more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis by employees in the normal course of their assigned functions.

Management of the company assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2007. Management's assessment identified the following material weakness in the company's internal control over financial reporting:

- we continue to lack adequate segregation of duties and necessary corporate accounting resources in our financial reporting process and accounting functions, as our chief financial officer serves as our only internal accounting and financial reporting personnel and, as such, performs all internal accounting and financial reporting functions, including posting all cash receipts and disbursements and journal entries

In making its assessment of internal control over financial reporting, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Because of the material weakness described above, management believes that, as of December 31, 2007, we did not maintain effective internal control over financial reporting based on those criteria.

We have no current plans, however, to add accounting or financial reporting personnel and, accordingly, expect to continue to lack segregation of accounting, financial reporting and oversight functions. As operations increase in scope, we intend to evaluate hiring additional in-house accounting personnel so as to provide for appropriate segregation of duties within the accounting function.

This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report.

Changes in Internal Control Over Financial Reporting

During the quarter ended December 31, 2007, there were no changes in our internal controls over financial reporting that materially affected, or are reasonably likely to materially affect, internal controls over financial reporting.

ITEM 8B. OTHER INFORMATION

Not applicable.

PART III

ITEM 9. DIRECTORS, EXECUTIVE OFFICERS; PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16A OF THE SECURITIES EXCHANGE ACT

Executive Officers and Directors

The Company's executive officers and directors, and their ages and positions as of April 1, 2008 are as follows:

Name	Age	Position
Donald Sampson	57	CEO/President and Director
Theodor Hennig	52	Chief Financial Officer and Director
Donald Getty	74	Chairman and Director
Hans-Eberhardt Frenzel	61	Director

There are no family relationships among any of the directors or officers of the Company.

Donald Sampson has served as President of the Company since March 1, 2005 and as a director of the Company since February 2005. From 1999 until his appointment as President of the Company, Mr. Sampson was President of Process Engineers & Equipment Corporation of Spokane, Washington. Previously, Mr. Sampson served as Vice President – International Business Development and Engineering for Stericycle, Inc., the largest international medical waste treatment operator, from February 2000 until February 2005. From 1992 until its sale to Stericycle in 2000, Mr. Sampson served as a partner of Medical Resource Recycling Systems, a medical waste treatment company. Mr. Sampson holds a degree in engineering from the University of Michigan and is a senior member of the Instrument Society of America and the Plastics Society of America.

Theodor Hennig has served as Chief Financial Officer and a director of the Company since September 2005. Prior to his appointment by the Company, from May 2004 to September 2005, Mr. Hennig served as Chief Financial Officer of Alpine Environmental Inc, an environmental consulting and service company. Mr. Hennig was President of Theodor Hennig Professional Corporation in 2002 and 2003 and provided tax and consulting advice to a variety of private and public companies. Mr. Hennig holds an Honours Economics degree from the University of Waterloo and obtained his Chartered Accountant designation in Alberta in 1984. Mr. Hennig obtained his C.P.A. designation in March of 2008.

Donald Getty has served as a director and Chairman of the Company since December 2004. Mr. Getty is an investor and retired businessman, politician and athlete. Over a more than 20-year career in politics, ending in 1992, Mr. Getty served in numerous elective and appointed local, provincial and federal offices in Canada, including serving two terms as Premier of Alberta as well as service as a member of the legislative assembly of Alberta, Energy Minister and Minister of Federal and Intergovernmental Affairs. Mr. Getty founded and served as President of D. Getty Investments, Limited, served as Chairman and Chief Executive Officer of Nortek Energy Corporation from 1981 to 1985 and has served as a director of numerous companies, including Alberta Gas and Ethylene Company Limited, Brinco Corporation, the Nova Corporation of Alberta, Northern Life Assurance Company of Canada, Novacor Chemicals Limited, Pacific Copper Mines Limited, Placer Development Limited, Pacific Trans-Ocean Resources Limited, and the Royal Bank of Canada. Mr. Getty received his BA degree (with honors) in Business Administration from the University of Western Ontario and played ten years as quarterback of the Edmonton Eskimos of the Canadian Football League.

Hans-Eberhardt Frenzel has served as a director of the Company since April 2006. Mr. Frenzel served as a principal and managing director of Logmed Technologie GmbH from March 2004 until the Company's acquisition of Logmed Technologie in March 2006 and continues to provide services to Logmed Technologie as a consultant on an as needed basis. Prior to joining Logmed Technologie, Mr. Frenzel served in various management capacities for Lufthansa Airlines for more than 15 years.

Term of Office

The directors named above will serve until the next annual meeting of the Company's stockholders. Officers will hold their positions at the pleasure of the Board of Directors, absent any employment agreement.

Committees of the Board

The Company presently maintains a standing audit committee and compensation committee. Committee assignments are re-evaluated annually and approved by the Board of Directors.

Audit Committee. The Audit Committee operates pursuant to a written charter that was adopted and is filed as an exhibit to the Company's Proxy Statement on Schedule 14A filed with the SEC on July 12, 2005. Under its charter, the Audit Committee is given the sole authority and responsibility for the appointment, retention, compensation and oversight of our independent auditors, including pre-approval of all audit and non-audit services to be performed by our independent auditors.

Donald Getty (Chairman), Don Sampson and Theodor Hennig are the members, and during 2007 were the members, of the Audit Committee. The Board of Directors has determined that each of the members of the Audit Committee is qualified to serve on the Audit Committee based on their financial and accounting acumen. The Board of Directors has determined that none of the members of the Audit Committee meets the SEC criteria of an "audit committee financial expert" and that only Mr. Getty satisfies the independence standards for audit committee members (applying the standards adopted by Nasdaq). At such time as the Board of Directors determines that the size and scope of the Company's operations and its available financial resources warrant such, the Company expects to seek to add independent directors for appointment to the Audit Committee, including one or more directors satisfying the criteria of an "audit committee financial expert."

Compensation Committee. The Compensation Committee is responsible for reviewing and approving, on behalf of the Board of Directors, the amounts and types of compensation to be paid to the Company's executive officers and the non-employee directors; provides oversight and guidance in the development of compensation and benefit plans for all Company employees; and administers all Company stock-based compensation plans.

Donald Getty (Chairman) and Donald Sampson are the members, and during 2007 were the members, of the Compensation Committee. The Board of Directors has determined that only Mr. Getty satisfies the independence standards established by Nasdaq.

Board Meetings

During 2007, the Board of Directors held 5 formal meetings, the Audit Committee held 1 meeting and the Compensation Committee held 1 meeting. Each director attended at least 75% of the aggregate of (i) the total number of meetings of the Board of Directors, plus (ii) the total number of meetings held by all committees of the Board of Directors on which the director served.

Nomination of Directors

The Board of Directors does not maintain a standing Nominating Committee. Because of the small size of the Board, the lack of independent directors and the current demands on the directors, the Board determined that the nomination process would best be carried out by drawing upon the resources of all Board members with the requirement that nominees be selected by a majority of the directors.

In assessing potential director nominees, the Board looks for candidates who possess a wide range of experience, skills, areas of expertise, knowledge and business judgment, high integrity and demonstrated superior performance or accomplishments in his or her professional undertakings.

The Board may utilize the services of a search firm to help identify candidates for director who meet the qualifications outlined above.

The Board will also consider for nomination as director qualified candidates suggested by stockholders of the Company. Stockholders can suggest qualified candidates for nomination as director by writing to our corporate secretary at #700-300 South Fourth Street, Las Vegas, Nevada 89101. Submissions that are received that meet the criteria outlined above are forwarded to the full Board of Directors for further review and consideration.

Code of Ethics

The Board of Directors has adopted a Code of Business Ethics covering all of its officers, directors and employees. The Company requires all employees to adhere to the Code of Business Ethics in addressing legal and ethical issues encountered in conducting their work. The Code of Business Ethics requires that the Company's employees avoid conflicts of interest, comply with all laws and other legal requirements, conduct business in an honest and ethical manner and otherwise act with integrity and in the Company's best interest.

The Board of Directors has also adopted a separate Code of Business Ethics for the CEO and Senior Financial Officers. This Code of Ethics supplements its general Code of Business Ethics and is intended to promote honest and ethical conduct, full and accurate reporting, and compliance with laws as well as other matters.

The Code of Business Ethics for the CEO and Senior Financial Officers is filed as an exhibit to the Company's Annual Report on Form 10-KSB for the year ended December 31, 2005 and is available for review at the SEC's web site at www.sec.gov.

Section 16(a) Beneficial Ownership Reporting Compliance

Under the securities laws of the United States, our directors, executive officers, and any person holding more than ten percent of our common stock are required to report their initial ownership of our common stock and any subsequent changes in that ownership to the Securities and Exchange Commission. Specific due dates for these reports have been established and we are required to disclose any failure to file by these dates during fiscal year 2007. To our knowledge, all of the filing requirements were satisfied on a timely basis in fiscal year 2007. In making these disclosures, we have relied solely on written statements of our directors, executive officers and stockholders and copies of the reports that they filed with the Commission.

ITEM 10. EXECUTIVE COMPENSATION

Summary Compensation Table

The following table includes information concerning compensation for our CEO and our CFO, being our only executive officers and employees during the year:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Don Sampson, CEO [2]	2007	180,000	—	—	—	—	—	—	180,000
	2006	120,000	—	—	112,441	—	—	—	232,441
Theodor Hennig, CFO [3]	2007	120,000	—	—	—	—	—	—	120,000
	2006	100,000	—	—	112,441	—	—	—	212,441

(1) Refer to Note 10, "Stock Options and Awards," in the Notes to Financial Statements for the relevant assumptions used to determine the valuation of our option awards.

(2) Salary to Mr. Sampson was accrued and unpaid during both 2007 and 2006. $146,603 of salary accrued and owing at December 31, 2006 was paid through the issuance of 4,188,657 shares of common stock in April 2008.

(3) Consulting fees and expenses to Mr. Hennig was accrued and unpaid during both 2007 and 2006. $98,655 of fees and expenses accrued and owing at December 31, 2006 was paid through the issuance of 2,818,714 shares of common stock in April 2008.

ITEM 13. EXHIBITS

Exhibit Number	Description of Exhibit
2.1	Agreement, dated as of March 17, 2006, between Globetech Environmental, Inc., Hans-Eberhardt Frenzel, Helmut Göldner, Göldner Umwelt & Hygienetechnik GmbH, and Logmed Technologie GmbH (incorporated by reference to the respective exhibits filed with the Registrants Current Report on Form 8-K, dated March 17, 2006 and filed with the SEC on April 3, 2006)
3.1	Articles of Incorporation (incorporated by reference to the respective exhibits filed with Registrant's Registration Statement on Form 10-SB filed October 20, 1999)
3.2	Amended Articles of Incorporation (incorporated by reference to the respective exhibits filed with Registrant's Registration Statement on Form 10-SB filed October 20, 1999)
3.3	Bylaws (incorporated by reference to the respective exhibits filed with Registrant's Registration Statement on Form 10-SB filed October 20, 1999)
10.1	Canglobe International, Inc. 2005 Long-Term Incentive Plan (incorporated by reference to the respective exhibits filed with Registrant's Definitive Proxy Statement on Schedule 14A filed July 11, 2005)
10.2	Globetech Environmental, Inc. 2006 Consultant and Employee Stock Plan (incorporated by reference to the respective exhibits filed with the Registrant's Current Report on Form 8-K, dated April 1, 2006 and filed with the SEC on April 6, 2006)
10.3	Form of Two Year Warrant issued February 27, 2007 (incorporated by reference to the respective exhibits filed with the Registrant's Current Report on Form 8-K, dated February 27, 2007 and filed with the SEC on March 5, 2007)
10.4	Employment Agreement between Globetech Environmental, Inc. and Donald Sampson (incorporated by reference to the respective exhibits filed with Registrant's Annual Report on Form 10-KSB for the year ended December 31, 2006)
10.5	Joint Venture Agreement between Globetech Environmental, Inc. and MediVac Limited (incorporated by reference to the respective exhibits filed with Registrant's Annual Report on Form 10-KSB for the year ended December 31, 2006)
10.6	Master Equipment Lease Agreement between Tech-Rock LLC and Globetech Environmental (incorporated by reference to the respective exhibits filed with Registrant's Annual Report on Form 10-KSB for the year ended December 31, 2006)
10.7	Consulting Agreement between Globetech Environmental, Inc. and Theodor Hennig (incorporated by reference to the respective exhibits filed with the Registrant's Current Report on Form 8-K filed December 19, 2007)
10.8	Manufacturing and License Agreement, dated November 11, 2007, between Globetech Environmental, Inc. and MediVac Limited (incorporated by reference to the respective exhibits filed with Registrant's Current Report on Form 8-K filed December 9, 2007)
10.9	Form of 8.5% Convertible Debenture, dated November 2007 (incorporated by reference to the respective exhibits filed with Registrant's Current Report on Form 8-K filed December 9, 2007)
10.10	Form of 2 year $0.08 Warrant, dated December 2007 (incorporated by reference to the respective exhibits filed with Registrant's Current Report on Form 8-K filed December 9, 2007)
10.11	Form of Settlement Agreement (incorporated by reference to the respective exhibits filed with Registrant's Current Report on Form 8-K filed April 4, 2008)
14.1	Code of Ethics for CEO and Senior Financial Officers (incorporated by reference to the respective exhibits filed with Registrant's Annual Report on Form 10-KSB for the year ended December 31, 2005)
21.1	List of subsidiaries (incorporated by reference to the respective exhibits filed with Registrant's Annual Report on Form 10-KSB for the year ended December 31, 2006)
31.1*	Section 302 Certification – CEO
31.2*	Section 302 Certification – CFO
32.1*	Section 906 Certification – CEO
32.2*	Section 906 Certification – CFO

* Filed herewith

Code of Ethics

The Board of Directors has adopted a Code of Business Ethics covering all of its officers, directors and employees. The Company requires all employees to adhere to the Code of Business Ethics in addressing legal and ethical issues encountered in conducting their work. The Code of Business Ethics requires that the Company's employees avoid conflicts of interest, comply with all laws and other legal requirements, conduct business in an honest and ethical manner and otherwise act with integrity and in the Company's best interest.

The Board of Directors has also adopted a separate Code of Business Ethics for the CEO and Senior Financial Officers. This Code of Ethics supplements its general Code of Business Ethics and is intended to promote honest and ethical conduct, full and accurate reporting, and compliance with laws as well as other matters.

The Code of Business Ethics for the CEO and Senior Financial Officers is filed as an exhibit to the Company's Annual Report on Form 10-KSB for the year ended December 31, 2005 and is available for review at the SEC's web site at www.sec.gov.

Section 16(a) Beneficial Ownership Reporting Compliance

Under the securities laws of the United States, our directors, executive officers, and any person holding more than ten percent of our common stock are required to report their initial ownership of our common stock and any subsequent changes in that ownership to the Securities and Exchange Commission. Specific due dates for these reports have been established and we are required to disclose any failure to file by these dates during fiscal year 2007. To our knowledge, all of the filing requirements were satisfied on a timely basis in fiscal year 2007. In making these disclosures, we have relied solely on written statements of our directors, executive officers and stockholders and copies of the reports that they filed with the Commission.

ITEM 10. EXECUTIVE COMPENSATION

Summary Compensation Table

The following table includes information concerning compensation for our CEO and our CFO, being our only executive officers and employees during the year:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Don Sampson, CEO [2]	2007	180,000	—	—	—	—	—	—	180,000
	2006	120,000	—	—	112,441	—	—	—	232,441
Theodor Hennig, CFO [3]	2007	120,000	—	—	—	—	—	—	120,000
	2006	100,000	—	—	112,441	—	—	—	212,441

(1) Refer to Note 10, "Stock Options and Awards," in the Notes to Financial Statements for the relevant assumptions used to determine the valuation of our option awards.

(2) Salary to Mr. Sampson was accrued and unpaid during both 2007 and 2006. $146,603 of salary accrued and owing at December 31, 2006 was paid through the issuance of 4,188,657 shares of common stock in April 2008.

(3) Consulting fees and expenses to Mr. Hennig was accrued and unpaid during both 2007 and 2006. $98,655 of fees and expenses accrued and owing at December 31, 2006 was paid through the issuance of 2,818,714 shares of common stock in April 2008.

ITEM 13. EXHIBITS

Exhibit Number	Description of Exhibit
2.1	Agreement, dated as of March 17, 2006, between Globetech Environmental, Inc., Hans-Eberhardt Frenzel, Helmut Göldner, Göldner Umwelt & Hygienetechnik GmbH, and Logmed Technologie GmbH (incorporated by reference to the respective exhibits filed with the Registrants Current Report on Form 8-K, dated March 17, 2006 and filed with the SEC on April 3, 2006)
3.1	Articles of Incorporation (incorporated by reference to the respective exhibits filed with Registrant's Registration Statement on Form 10-SB filed October 20, 1999)
3.2	Amended Articles of Incorporation (incorporated by reference to the respective exhibits filed with Registrant's Registration Statement on Form 10-SB filed October 20, 1999)
3.3	Bylaws (incorporated by reference to the respective exhibits filed with Registrant's Registration Statement on Form 10-SB filed October 20, 1999)
10.1	Canglobe International, Inc. 2005 Long-Term Incentive Plan (incorporated by reference to the respective exhibits filed with Registrant's Definitive Proxy Statement on Schedule 14A filed July 11, 2005)
10.2	Globetech Environmental, Inc. 2006 Consultant and Employee Stock Plan (incorporated by reference to the respective exhibits filed with the Registrant's Current Report on Form 8-K, dated April 1, 2006 and filed with the SEC on April 6, 2006)
10.3	Form of Two Year Warrant issued February 27, 2007 (incorporated by reference to the respective exhibits filed with the Registrant's Current Report on Form 8-K, dated February 27, 2007 and filed with the SEC on March 5, 2007)
10.4	Employment Agreement between Globetech Environmental, Inc. and Donald Sampson (incorporated by reference to the respective exhibits filed with Registrant's Annual Report on Form 10-KSB for the year ended December 31, 2006)
10.5	Joint Venture Agreement between Globetech Environmental, Inc. and MediVac Limited (incorporated by reference to the respective exhibits filed with Registrant's Annual Report on Form 10-KSB for the year ended December 31, 2006)
10.6	Master Equipment Lease Agreement between Tech-Rock LLC and Globetech Environmental (incorporated by reference to the respective exhibits filed with Registrant's Annual Report on Form 10-KSB for the year ended December 31, 2006)
10.7	Consulting Agreement between Globetech Environmental, Inc. and Theodor Hennig (incorporated by reference to the respective exhibits filed with the Registrant's Current Report on Form 8-K filed December 19, 2007)
10.8	Manufacturing and License Agreement, dated November 11, 2007, between Globetech Environmental, Inc. and MediVac Limited (incorporated by reference to the respective exhibits filed with Registrant's Current Report on Form 8-K filed December 9, 2007)
10.9	Form of 8.5% Convertible Debenture, dated November 2007 (incorporated by reference to the respective exhibits filed with Registrant's Current Report on Form 8-K filed December 9, 2007)
10.10	Form of 2 year $0.08 Warrant, dated December 2007 (incorporated by reference to the respective exhibits filed with Registrant's Current Report on Form 8-K filed December 9, 2007)
10.11	Form of Settlement Agreement (incorporated by reference to the respective exhibits filed with Registrant's Current Report on Form 8-K filed April 4, 2008)
14.1	Code of Ethics for CEO and Senior Financial Officers (incorporated by reference to the respective exhibits filed with Registrant's Annual Report on Form 10-KSB for the year ended December 31, 2005)
21.1	List of subsidiaries (incorporated by reference to the respective exhibits filed with Registrant's Annual Report on Form 10-KSB for the year ended December 31, 2006)
31.1*	Section 302 Certification – CEO
31.2*	Section 302 Certification – CFO
32.1*	Section 906 Certification – CEO
32.2*	Section 906 Certification – CFO

* Filed herewith

Code of Ethics

The Board of Directors has adopted a Code of Business Ethics covering all of its officers, directors, and employees. The Company requires all employees to adhere to the Code of Business Ethics in addressing legal and ethical issues encountered in conducting their work. The Code of Business Ethics requires that the Company's employees avoid conflicts of interest, comply with all laws and other legal requirements, conduct business in an honest and ethical manner and otherwise act with integrity and in the Company's best interest.

The Board of Directors has also adopted a separate Code of Business Ethics for the CEO and Senior Financial Officers. This Code of Ethics supplements its general Code of Business Ethics and is intended to promote honest and ethical conduct, full and accurate reporting, and compliance with laws as well as other matters.

The Code of Business Ethics for the CEO and Senior Financial Officers is filed as an exhibit to the Company's Annual Report on Form 10-KSB for the year ended December 31, 2005 and is available for review at the SEC's web site at www.sec.gov.

Section 16(a) Beneficial Ownership Reporting Compliance

Under the securities laws of the United States, our directors, executive officers, and any person holding more than ten percent of our common stock are required to report their initial ownership of our common stock and any subsequent changes in that ownership to the Securities and Exchange Commission. Specific due dates for these reports have been established and we are required to disclose any failure to file by these dates during fiscal year 2007. To our knowledge, all of the filing requirements were satisfied on a timely basis in fiscal year 2007. In making these disclosures, we have relied solely on written statements of our directors, executive officers and stockholders and copies of the reports that they filed with the Commission.

ITEM 10. EXECUTIVE COMPENSATION

Summary Compensation Table

The following table includes information concerning compensation for our CEO and our CFO, being our only executive officers and employees during the year:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Don Sampson, CEO (2)	2007	180,000	—	—	—	—	—	—	180,000
	2006	120,000	—	—	112,441	—	—	—	232,441
Theodor Hennig, CFO (3)	2007	120,000	—	—	—	—	—	—	120,000
	2006	100,000	—	—	112,441	—	—	—	212,441

(1) Refer to Note 10, "Stock Options and Awards," in the Notes to Financial Statements for the relevant assumptions used to determine the valuation of our option awards.

(2) Salary to Mr. Sampson was accrued and unpaid during both 2007 and 2006. $146,603 of salary accrued and owing at December 31, 2006 was paid through the issuance of 4,188,657 shares of common stock in April 2008.

(3) Consulting fees and expenses to Mr. Hennig was accrued and unpaid during both 2007 and 2006. $98,655 of fees and expenses accrued and owing at December 31, 2006 was paid through the issuance of 2,818,714 shares of common stock in April 2008.

Base Salary

Compensation of the Company's CEO and CFO is set by employment agreements at such level as the compensation committee believes will motivate leadership and accomplishment and compensate such officers for their efforts and risks taken on in managing an early stage company. The salaries of Mr. Sampson, as CEO, and Mr. Hennig, as CFO, were contractually fixed at $180,000 and $120,000Cdn, respectively, during 2007. Because of the absence of sufficient funding to support salary payments, the stated salaries/consulting fees of Mr. Sampson and Mr. Hennig were accrued during 2006 and 2007 and the outstanding 2006 balances were settled through the issuance of common stock during the first quarter of 2008, with Mr. Sampson receiving 4,188,657 shares of common stock in settlement of $$146,603 of salary and Mr. Hennig receiving 2,818,714 shares of common stock in settlement of $ $98,655 of salary.

Bonus

The Company does not presently maintain any formal bonus plan for executive officers and employees and no bonuses were given during 2007. The compensation committee may, at its discretion, elect to adopt a formal bonus plan to reward shorter-term performance based on the satisfaction of specific financial and other goals to be established by the compensation committee from time to time. Mr. Sampson and Mr. Hennigs' contracts call for bonuses in the event that certain EBITDA thresholds are achieved.

Stock Option and Equity Incentive Programs

The Company intends that its stock option program is the primary vehicle for offering long-term incentives and rewarding executive officers and key employees. The Company also regards its stock option program as a key retention tool. This is a very important factor in determination of the terms of options granted, including the number of underlying shares that are granted in connection with that award. Because of the direct relationship between the value of an option and the market price of common stock, the Company believes that granting stock options is the best method of motivating the executive officers to manage the Company in a manner that is consistent with the interests of the company and its stockholders.

Option Awards Granted. The Company grants options to executive officers and key employees at the time of hiring and, thereafter, at such times as the compensation committee deems appropriate based upon prior performance, the importance of retaining their services and the potential for their performance to help us attain long-term goals. However, there is no set formula for the granting of options to individual executives or employees. During 2007, the Company granted no stock options.

Timing of Grants. Stock option awards to the executive officers and other key employees have, historically, been limited to the commencement of employment and annually thereafter at such time as the compensation committee deems appropriate. The compensation committee has adopted as a policy a specific prohibition of timing stock option grants, and has made no stock option grants, to coordinate with the release of material non-public information in any manner designed to affect the value of executive compensation. The exercise price of all stock options is set at or above the prior day's closing price of the common stock.

Stock Ownership Guidelines. The Company does not presently maintain any guidelines or requirements with respect to minimum number, or value, of our shares to be owned by our executive officers or directors.

Perquisites

Our executives are entitled to few benefits and, in each case, those benefits are available to all of our employees. In this regard it should be noted that we do not provide pension arrangements, post-retirement health coverage, or similar benefits for our executives or employees.

Outstanding Equity Award at Fiscal Year-End

The following table includes certain information with respect to the number of all unexercised options previously awarded to the named executive officers at December 31, 2007.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options Exercisable (#)(1)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Don Sampson, CEO	1,350,000	—	—	0.08	04/02/2011	—	—	—	—
Theodor Hennig, CFO	1,350,000	—	—	0.08	04/02/2011	—	—	—	—

Post-Employment Compensation

Pension Benefits

The Company does not provide pension arrangements or post-retirement health coverage for executives or employees.

Nonqualified Deferred Compensation

The Company does not provide any nonqualified defined contribution or other deferred compensation plans.

Other Post-Employment Payments

The Company has no agreements, written or oral, to provide any payments to executives or employees upon termination or a change-in-control.

Director Compensation

The Company currently does not pay any compensation to its directors other than reimbursing costs related to performing their duties. Directors are granted stock options pursuant to the Company's stock option plan. In connection with the adoption of the Company's 2005 Long Term Performance Plan, during 2005, each of the non-employee directors was granted, on a one-time basis, stock options to purchase 1,000,000 shares of common stock at $0.50. All of those options expired in May 2007.

Employment Contracts and Change of Control Agreements

The Company entered into an employment agreement with Donald Sampson, effective as of March 1, 2007 for a period ending February 28, 2009, pursuant to which Mr. Sampson is employed as the Company's President and Chief Executive Officer. Under his employment agreement, Mr. Sampson is entitled to a base salary of $180,000 and a bonus equal to 2% of the EBITDA when it becomes positive, which will be paid quarterly. The employment agreement provides that Mr. Sampson may earn up to one year's salary if terminated without cause.

The Company entered into a consulting agreement with Theodor Hennig's professional corporation pursuant to which Mr. Hennig serves as the Company's Chief Financial Officer. The consulting agreement was effective September 27, 2005 and runs through September 27, 2007. The consulting agreement was extended, effective October 1, 2007, for an additional term of fifteen months. Under the consulting agreement, Mr. Hennig is entitled to a monthly fee of CDN 10,000 plus expenses and an annual bonus equal to 2% of EBITDA.

Except for Mr. Sampson's employment agreement and Mr. Hennig's consulting agreement, the Company does not presently have employment agreements, or agreements relating to changes in control of the company, with any of its officers or employees.

The Company expects to enter into employment agreements with key employees, to implement comprehensive compensation arrangements with its officers and to adopt benefit plans in the future at the discretion of the Board of Directors to attract and retain officers and key employees.

ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

As of April 15, 2008, 68,785,437shares of common stock were outstanding. The following table sets forth, as of such date, information with respect to shares beneficially owned by:

- each person who is known by the Company to be the beneficial owner of more than 5% of its outstanding shares of common stock;
- each of the Company's directors;
- each of the Company's named executive officers; and
- all of the Company's directors and executive officers as a group.

Beneficial ownership has been determined in accordance with Rule 13d-3 of the Exchange Act. Under this rule, shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire shares (for example, upon exercise of an option) within 60 days of the date of this table. In computing the percentage ownership of any person, the amount of shares includes the amount of shares beneficially owned by the person by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person does not necessarily reflect the person's actual voting power.

To the Company's knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

	Amount and Nature of Beneficial Ownership (1)			
Name and Address of Beneficial Owner	Shares	Shares Underlying Options, Warrants and Other Convertible Securities (2)	Total (2)	Percent of Class (2)
Donald Sampson (3)	10,218,157	1,350,000	11,568,157	12.5%
Theodor Hennig (4)	5,302,148	2,718,746	8,020,894	8.7%
Donald Getty (5)	1,045,312	679,688	1,725,000	1.9%
Hans-Eberhardt Frenzel	498,630	250,000	748,630	*
All executive officers and directors as a group (4 persons)	17,064,247	4,998,434	22,062,681	23.8%

(1) The persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws, where applicable, and the information contained in the footnotes to the table.

(2) Includes shares of Common Stock not outstanding, but which are subject to options, warrants and other convertible securities exercisable or convertible within 60 days of the date of the information set forth in this table, which are deemed to be outstanding for the purpose of computing the shares held and percentage of outstanding Common Stock with respect to the holder of such options.

(3) Address is 7716 W. Rutter Pkwy, Seattle, Washington. Includes 39,500 shares held by members of Mr. Sampson's family.

(4) Shares and warrants indicated as owned by Mr. Hennig include 1,368,746 shares and 1,368,746 warrants held my Mr. Hennig's spouse.

(5) Shares indicated as owned by Mr. Getty are held of record by Sunnybank Investments Ltd.

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The Company has, from time to time, entered into transactions with various entities controlled by the Company's current or former principal stockholders, officers and directors.

As a result of limited resources available to the Company, during 2006 and 2007, substantially all of the salary and expenses payable to the Company's senior management (Messrs. Sampson and Hennig) was accrued and settled through the issuance of shares of common stock. The following table sets forth the salary and expenses settled in stock during 2006 and 2007, the number of shares issued in settlement of accrued salary and expenses during 2006 and 2007 and the accrued and unpaid salary outstanding at the end of 2006 and 2007.

		Salary and Expenses Settled in Stock During Year [1]	Shares Issued to Settle Salary and Expenses During Year	Salary Accrued and Unpaid at December 31
Don Sampson	2007	$ 0	$ 0	$ 276,737
	2006	160,000	2,000,000	146,603
Theo Hennig	2007	0	0	141,972
	2006	77,175	964,688	98,655

(1) Salary and expenses settled in stock during the year reflects amounts actually settled during the applicable period and does not necessarily reflect salary actually accrued during the stated period. For instance, salary settled during 2006 relates principally to salary accrued during 2005.

Subsequent to December 31, 2007, the accrued salary and expenses owed to Messrs. Sampson and Hennig were settled through the issuance of 4,188,657 and 2,818,714shares, respectively.

Shares issued in settlement of accrued salary and expenses are issued at or above the market price on the date of issuance.

Amounts owed to stockholders totaled $100,397 at December 31, 2007 and $107,481 at December 31, 2006. All such amounts were repayable on demand with no specific repayment terms. In April 2006, substantially all amounts owed to stockholders, including accrued but unpaid salary and expenses, totaling $735,649 were converted into an aggregate of 7,949,428 shares of common stock. The conversion price of such debt was at or above the market price of the stock on the dates of conversion.

[This Space Intentionally Left Blank]

ITEM 13. EXHIBITS

Exhibit Number	Description of Exhibit
2.1	Agreement, dated as of March 17, 2006, between Globetech Environmental, Inc., Hans-Eberhardt Frenzel, Helmut Göldner, Göldner Umwelt & Hygienetechnik GmbH, and Logmed Technologie GmbH (incorporated by reference to the respective exhibits filed with the Registrants Current Report on Form 8-K, dated March 17, 2006 and filed with the SEC on April 3, 2006)
3.1	Articles of Incorporation (incorporated by reference to the respective exhibits filed with Registrant's Registration Statement on Form 10-SB filed October 20, 1999)
3.2	Amended Articles of Incorporation (incorporated by reference to the respective exhibits filed with Registrant's Registration Statement on Form 10-SB filed October 20, 1999)
3.3	Bylaws (incorporated by reference to the respective exhibits filed with Registrant's Registration Statement on Form 10-SB filed October 20, 1999)
10.1	Canglobe International, Inc. 2005 Long-Term Incentive Plan (incorporated by reference to the respective exhibits filed with Registrant's Definitive Proxy Statement on Schedule 14A filed July 11, 2005)
10.2	Globetech Environmental, Inc. 2006 Consultant and Employee Stock Plan (incorporated by reference to the respective exhibits filed with the Registrant's Current Report on Form 8-K, dated April 1, 2006 and filed with the SEC on April 6, 2006)
10.3	Form of Two Year Warrant issued February 27, 2007 (incorporated by reference to the respective exhibits filed with the Registrant's Current Report on Form 8-K, dated February 27, 2007 and filed with the SEC on March 5, 2007)
10.4	Employment Agreement between Globetech Environmental, Inc. and Donald Sampson (incorporated by reference to the respective exhibits filed with Registrant's Annual Report on Form 10-KSB for the year ended December 31, 2006)
10.5	Joint Venture Agreement between Globetech Environmental, Inc. and MediVac Limited (incorporated by reference to the respective exhibits filed with Registrant's Annual Report on Form 10-KSB for the year ended December 31, 2006)
10.6	Master Equipment Lease Agreement between Tech-Rock LLC and Globetech Environmental (incorporated by reference to the respective exhibits filed with Registrant's Annual Report on Form 10-KSB for the year ended December 31, 2006)
10.7	Consulting Agreement between Globetech Environmental, Inc. and Theodor Hennig (incorporated by reference to the respective exhibits filed with the Registrant's Current Report on Form 8-K filed December 19, 2007)
10.8	Manufacturing and License Agreement, dated November 11, 2007, between Globetech Environmental, Inc. and MediVac Limited (incorporated by reference to the respective exhibits filed with Registrant's Current Report on Form 8-K filed December 9, 2007)
10.9	Form of 8.5% Convertible Debenture, dated November 2007 (incorporated by reference to the respective exhibits filed with Registrant's Current Report on Form 8-K filed December 9, 2007)
10.10	Form of 2 year $0.08 Warrant, dated December 2007 (incorporated by reference to the respective exhibits filed with Registrant's Current Report on Form 8-K filed December 9, 2007)
10.11	Form of Settlement Agreement (incorporated by reference to the respective exhibits filed with Registrant's Current Report on Form 8-K filed April 4, 2008)
14.1	Code of Ethics for CEO and Senior Financial Officers (incorporated by reference to the respective exhibits filed with Registrant's Annual Report on Form 10-KSB for the year ended December 31, 2005)
21.1	List of subsidiaries (incorporated by reference to the respective exhibits filed with Registrant's Annual Report on Form 10-KSB for the year ended December 31, 2006)
31.1*	Section 302 Certification – CEO
31.2*	Section 302 Certification – CFO
32.1*	Section 906 Certification – CEO
32.2*	Section 906 Certification – CFO

* Filed herewith

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Public Accountants

The following is a summary of the fees billed to us by Child Van Wagoner & Bradshaw PLLC and Robison, Hill & Company for professional services rendered for the years ended December 31, 2007 and 2006:

	Fiscal 2006	Fiscal 2007
Audit fees	$ 37,000	$ 20,000
Audit related fees	--	0
Tax fees	193	0
All other fees	--	0
Total	$ 37,193	$ 20,000

Audit Fees – Consists of fees billed for professional services rendered for the audits of our financial statements, reviews of our interim financial statements included in quarterly reports, services performed in connection with filings with the Securities and Exchange Commission and related comfort letters and other services that are normally provided by Child Von Wagoner & Bradshaw PLLC and Robison, Hill & Company in connection with statutory and regulatory filings or engagements.

Tax Fees – Consists of fees billed for professional services for tax compliance, tax advice and tax planning. These services include assistance regarding federal, state and local tax compliance and consultation in connection with various transactions and acquisitions.

Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

The Audit Committee is to pre-approve all audit and non-audit services provided by the independent auditors. These services may include audit services, audit related services, tax services and other services as allowed by law or regulation. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specifically approved amount. The independent auditors and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent auditors in accordance with this pre-approval and the fees incurred to date. The Audit Committee may also pre-approve particular services on a case-by-case basis.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

GLOBETECH ENVIRONMENTAL, INC.

By: /s/ Donald Sampson
Donald Sampson, President

Date: April 30, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Donald Sampson Donald Sampson	President and Director (Principal Executive Officer)	April 30, 2008
/s/ Theodor Hennig Theodor Hennig	Chief Financial Officer and Director (Principal Financial and Accounting Officer)	April 30, 2008
/s/ Donald Getty Donald Getty	Director	April 30, 2008
/s/ Hans-Eberhart Frenzel Hans-Eberhardt Frenzel	Director	April 30, 2008

CONTENTS

Child, Van Wagoner & Bradshaw, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

5296 South Commerce Drive, Suite 300
Salt Lake City, Utah 84107-5370
Telephone: (801) 281-4700

1284 West Flint Meadow Drive, Suite "D"
Kaysville, Utah 84037-9590
Telephone: (801) 927-1337

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Officers and Directors
Globetech Environmental, Inc.

We have audited the accompanying consolidated balance sheets of Globetech Environmental, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' deficit, and cash flows for the years ended December 31, 2007 and 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Globetech Environmental, Inc. as of December 31, 2007 and 2006, and the results of its operations, changes in stockholders' deficit and its cash flows for the years ended December 31, 2007 and 2006, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements referred to above have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred losses from operations, has a liquidity problem, and requires funds for its operational activities. These factors raise substantial doubt that the Company will be able to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Child, Van Wagoner & Bradshaw, PLLC
Certified Public Accountants
Salt Lake City, Utah
April 21, 2008

GLOBETECH ENVIRONMENTAL, INC.
CONSOLIDATED BALANCE SHEETS

	December 31, 2007	December 31, 2006
Assets		
Cash and cash equivalents	$ 1,090,703	$ 71,628
Prepaid expenses	510,838	11,546
Receivables	36,971	10,316
Inventory	226,323	-
Other	166,117	49,256
Total Current Assets	2,030,952	142,746
Fixed Assets, net	3,077,723	113,129
Intangible Assets	2,787	1,286,840
	3,080,510	1,399,969
Total Assets	**5.111.462**	**1.542.715**
Liabilities and Stockholders' Deficit		
Liabilities		
Bank line of credit	126,028	134,035
Accounts payable and accrued liabilities	1,998,148	257,273
Accrued expenses due officers	418,709	245,258
Notes payable	--	244,095
Capital lease obligation-current	744,000	--
Convertible debentures	100,000	--
Due to stockholders	100,397	107,481
Due to Goldner - current	--	607,000
Total Current Liabilities	3,487,282	1,595,142
Due to Goldner	--	971,200
Deferred revenue	875,000	--
Deferred gain	894,420	--
Capital leases	2,046,577	--
Total Liabilities	**7,303,279**	**2,566,342**
Stockholders' Deficit		
Common Stock, Par value $.001, Authorized 100,000,000 shares, Issued 68,785,437 at December 31, 2007 and 59,061,192 at December 31, 2006	68,786	59,061
Paid-In Capital	4,178,490	3,639,074
Retained Deficit	(2,102,740)	(273,432)
Deficit Accumulated During the Development Stage	(4,472,953)	(4,472,953)
Other comprehensive income	136,600	24,623
Total Stockholders' Deficit	**(2,191,817)**	**(1,023,627)**
Total Liabilities and Stockholders' Deficit	**$ 5,111,462**	**$ 1,542,715**

The accompanying notes are an integral part of these consolidated financial statements.

GLOBETECH ENVIRONMENTAL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2007	2006
Revenues: Sales	$ 134,677	$ 379,841
Cost of sales	(61,262)	(125,965)
Gross profit	73,415	253,876
Expenses		
Consulting	125,222	343,019
Stock Option Benefit	-	344,825
General and Administrative	1,490,277	627,149
Depreciation and amortization	88,571	26,697
Total Expenses	1,704,070	1,341,690
Other Income (Expense)		
Interest Expense	(235,508)	(41,002)
Other Income	36,855	93,197
Write-Down of Assets	-	(474,821)
Total Other Income (Expense)	(198,653)	(422,626)
Net Loss	**(1,829,308)**	**(1,510,440)**
Foreign Currency Adjustment	111,977	24,623
Comprehensive Loss	**$ (1,717,331)**	**$ (1,485,817)**
Earnings per Share, Basic & Diluted Loss Per Share	$ (0.03)	$ (0.03)
Weighted Average Shares Outstanding	66,171,404	54,416,336

The accompanying notes are an integral part of these consolidated financial statements.

GLOBETECH ENVIRONMENTAL, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS' (DEFICIT)
DECEMBER 31, 2005 TO DECEMBER 31, 2007

	Shares	Par Value	Paid-In Capital	Retained Deficit	Accumulated Deficit	Other Comprehensive Income
Balance at December 31, 2005	48,073,030	$ 48,073	$2,374,342	$ (273,432)	$ (2,962,512)	$ -
April 9, 2006, Stock Issued ECSP- Debt	3,789,688	3,790	287,385			
May 9, 2006 Beneficial Conversion	4,985,740	4,986	493,588			
June 24, 2006, Stock Option Exercise	370,312	370	29,245			
June 30, 2006, Stock options issued	-	-	344,825			
October 17, 2006, Debenture Conversion	1,128,137	1,128	66,560			
Funds received for private placement	714,285	714	49,286			
Share issue costs	-	-	(6,157)			
Other Comprehensive Income						24,623
Net Loss					(1,510,441)	
Balance at December 31, 2006	**59,061,192**	**59,061**	**3,639,074**	**(273,432)**	**(4,472,953)**	**24,623**
February 27, 2007, Stock Issued for Debt	4,567,815	4,568	269,501			
February 27, 2007 Private Placement	2,500,000	2,500	147,500			
March 28, 2007 Private Placement	275,000	275	10,725			
April 19, 2007 Private Placement	800,000	800	34,200			
April 19, 2007 Stock Issued for Debt	150,000	150	14,850			
June 18, 2007 Stock Issued for Debt	182,800	183	8,957			
September 6, 2007 Stock Issued for Debt	498,630	499	24,433			
December 14, 2007 Private Placement	750,000	750	29,250			
Other Comprehensive Income						111,977
Net Loss				(1,829,308)		
Balance at December 31, 2007	**68,785,437**	**$ 68,786**	**$4,178,490**	**$ (2,102,740)**	**$ (4,472,953)**	**$ 136,600**

The accompanying notes are an integral part of these consolidated financial statements.

Nature of Business

The Company's principal services and operations are comprised of the marketing, sales and leasing of its proprietary GT Waste Sterilizer medical waste disinfection/sterilization units and the operation of contract medical waste treatment facilities.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes.

Pervasiveness of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Loss per Share

Basic loss per share has been computed by dividing the loss for the year applicable to the common stockholders by the weighted average number of common shares outstanding during the years. There were no common equivalent shares outstanding at December 31, 2007 and 2006 that have been included in dilutive loss per share calculation as the effects would have been anti-dilutive. At December 31, 2007, there were 10,607,100 warrants and 4,229,688 options outstanding.

Foreign Currency Translation

The Company's primary functional currency is the U.S. dollar. Monetary assets and liabilities resulting from transactions with foreign suppliers and customers are translated at year end exchange rates while income and expense accounts are translated at average rates in effect during the year. Gains and losses on translations are included in income.

Reclassifications

Certain reclassifications have been made in the 2006 financial statements to conform with the 2007 presentation.

Income Taxes

The Company has a net operating loss for income taxes. Due to the regulatory limitations in utilizing the loss, it is uncertain whether the Company will be able to realize a benefit from these losses. Therefore, a deferred tax asset has not been recorded. There are no significant tax differences requiring deferral.

Concentrations of Credit Risk

The Company has no significant off-balance-sheet concentrations of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangements.

Stock Based Compensation

Effective December 31, 2005, the Company adopted the fair value recognition provisions of Financial Accounting Standards Board ("FASB") Statement No. 123(R), *Share-Based Payment*, ("FAS 123R"). Prior to 2005, the Company accounted for share-based payments under the recognition and measurement provisions of APB Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25"), and related Interpretations, as permitted by FASB Statement No. 123, *Accounting for Stock-Based Compensation* ("FAS 123"). In accordance with APB 25 no compensation was required to be recognized for options granted that had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant.

Compensation cost is recognized on a straight-line basis, net of estimated forfeitures, over the requisite service period of each award. The results for the prior periods have not been restated.

GLOBETECH ENVIRONMENTAL, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS' (DEFICIT)
DECEMBER 31, 2005 TO DECEMBER 31, 2007

	Shares	Par Value	Paid-In Capital	Retained Deficit	Accumulated Deficit	Other Comprehensive Income
Balance at December 31, 2005	48,073,030	$ 48,073	$2,374,342	$ (273,432)	$ (2,962,512)	$ -
April 9, 2006, Stock Issued ECSP- Debt	3,789,688	3,790	287,385			
May 9, 2006 Beneficial Conversion	4,985,740	4,986	493,588			
June 24, 2006, Stock Option Exercise	370,312	370	29,245			
June 30, 2006, Stock options issued	-	-	344,825			
October 17, 2006, Debenture Conversion	1,128,137	1,128	66,560			
Funds received for private placement	714,285	714	49,286			
Share issue costs	-	-	(6,157)			
Other Comprehensive Income						24,623
Net Loss					(1,510,441)	
Balance at December 31, 2006	**59,061,192**	**59,061**	**3,639,074**	**(273,432)**	**(4,472,953)**	**24,623**
February 27, 2007, Stock Issued for Debt	4,567,815	4,568	269,501			
February 27, 2007 Private Placement	2,500,000	2,500	147,500			
March 28, 2007 Private Placement	275,000	275	10,725			
April 19, 2007 Private Placement	800,000	800	34,200			
April 19, 2007 Stock Issued for Debt	150,000	150	14,850			
June 18, 2007 Stock Issued for Debt	182,800	183	8,957			
September 6, 2007 Stock Issued for Debt	498,630	499	24,433			
December 14, 2007 Private Placement	750,000	750	29,250			
Other Comprehensive Income						111,977
Net Loss				(1,829,308)		
Balance at December 31, 2007	**68,785,437**	**$ 68,786**	**$4,178,490**	**$ (2,102,740)**	**$ (4,472,953)**	**$ 136,600**

The accompanying notes are an integral part of these consolidated financial statements.

GLOBETECH ENVIRONMENTAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31, 2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss for the period	$(1,829,308)	$(1,510,440)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and Amortization	91,667	26,697
Common Stock Issued for Services	49,072	182,724
Stock based compensation	29,974	344,825
Write-Down of Assets	-	474,821
Gain on Goldner loan write-off	(44,771)	-
Deferred gain	937,030	-
	(766,336)	(481,373)
Changes in Operating Assets and Liabilities		
Increase (Decrease) in Accounts Receivable	(26,655)	(10,316)
Prepaid Expenses	(499,292)	(11,546)
Other Receivable	(116,861)	(49,256)
Accrued Interest	-	16,473
Inventory	(226,323)	-
Increase (Decrease) in Accounts Payable	1,914,325	369,706
Net cash provided by (used in) operating activities	**278,858**	**(166,312)**
CASH FLOWS FROM INVESTING ACTIVITIES:		
Logmed Investment	-	(242,800)
Fixed Asset additions	(184,048)	(45,156)
Cash acquired in acquisition	-	492
Net cash used in Investing Activities	**(184,048)**	**(287,464)**
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from stockholder advances	(7,084)	-
Related Party Loan	-	72,862
Stock Option Exercise	-	29,625
Sale of Promissory Note	-	171,232
Goldner payment	(562,522)	-
Deferred revenue	875,000	-
Capital lease obligations	(84,423)	-
Term Loan	(8,007)	134,035
Proceeds from private placements	226,000	53,167
Medivac Loan	100,000	-
Convertible debenture shares	100,000	65,000
Net cash provided by financing activities	**638,964**	**525,921**
Effect of exchange on cash	285,301	(1,736)
Net (Decrease) Increase in Cash and Cash Equivalents	1,019,075	70,409
Cash and Cash Equivalents at Beginning of Period	71,628	1,219
Cash and Cash Equivalents at End of Period	**$ 1,090,703**	**$ 71,628**

	2007	2006
Cash paid during the year for:		
Interest	$ 253,508	$ -
Franchise and income taxes	$ -	$ -
Shares issued on debt conversion	$ 323,141	$ 789,749
Debt incurred to acquire tangible assets	$ -	$ 41,276
Debt incurred to acquire intangible assets	$ -	$ 1,286,840
Debt incurred for investment in subsidiary	$ -	$ 250,084

The accompanying notes are an integral part of these consolidated financial statements.

GLOBETECH ENVIRONMENTAL, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

NOTE 1 – NATURE OF OPERATIONS AND GOING CONCERN

The accompanying financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assume that the Company will continue in operation for at least one year and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Several conditions and events cast doubt about the Company's ability to continue as a "going concern". The Company has incurred net losses of approximately $6,575,693 for the period from April 7, 1997 (inception) to December 31, 2007, has a liquidity problem, and requires additional financing in order to finance its business activities on an ongoing basis. The Company is actively pursuing alternative financing and has had discussions with various third parties, although no firm commitments have been obtained.

The Company's ability to survive will depend on numerous factors including, but not limited to, the Company's receiving continued financial support, completing public equity financing, or generating profitable operations in the future.

These financial statements do not reflect adjustments that would be necessary if the Company were unable to continue as a "going concern". While management believes that the actions already taken or planned, will mitigate the adverse conditions and events which raise doubt about the validity of the "going concern" assumption used in preparing these financial statements, there can be no assurance that these actions will be successful.

If the Company were unable to continue as a "going concern", then substantial adjustments would be necessary to the carrying values of assets, the reported amounts of its liabilities, the reported revenues and expenses, and the balance sheet classifications used.

NOTE 2 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of accounting policies for Globetech Environmental, Inc. is presented to assist in understanding the Company's financial statements. The accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Organization and Basis of Presentation

The Company was incorporated under the laws of the State of Nevada on April 7, 1997. The Company ceased all operating activities during the period from April 7, 1997 to July 9, 1999 and was considered dormant. On July 9, 1999, the Company obtained a Certificate of Renewal from the State of Nevada. From 2000 to 2005, the Company made, and abandoned, a series of acquisitions. On August 12, 2005, the Company changed its name to Globetech Environmental, Inc. and adopted its current business plan marketing medical waste treatment products.

Principles of Consolidation

The consolidated financial statements include the accounts of Globetech Environmental, Inc. (formerly Canglobe International, Inc.), Logmed Technologie GmbH, Beiseker Envirotech, Inc., both wholly owned subsidiaries, and CW Remediation, Ltd., in which the Company has a 50 percent interest, of which Beiseker Envirotech, Inc. and CW Remediation are insolvent and dormant, respectively.

The results of subsidiaries acquired or sold during the year are consolidated from their effective dates of acquisition through their effective dates of disposition.

All significant inter-company accounts and transactions have been eliminated.

Nature of Business

The Company's principal services and operations are comprised of the marketing, sales and leasing of its proprietary GT Waste Sterilizer medical waste disinfection/sterilization units and the operation of contract medical waste treatment facilities.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes.

Pervasiveness of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles required management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Loss per Share

Basic loss per share has been computed by dividing the loss for the year applicable to the common stockholders by the weighted average number of common shares outstanding during the years. There were no common equivalent shares outstanding at December 31, 2007 and 2006 that have been included in dilutive loss per share calculation as the effects would have been anti-dilutive. At December 31, 2007, there were 10,607,100 warrants and 4,229,688 options outstanding.

Foreign Currency Translation

The Company's primary functional currency is the U.S. dollar. Monetary assets and liabilities resulting from transactions with foreign suppliers and customers are translated at year end exchange rates while income and expense accounts are translated at average rates in effect during the year. Gains and losses on translations are included in income.

Reclassifications

Certain reclassifications have been made in the 2006 financial statements to conform with the 2007 presentation.

Income Taxes

The Company has a net operating loss for income taxes. Due to the regulatory limitations in utilizing the loss, it is uncertain whether the Company will be able to realize a benefit from these losses. Therefore, a deferred tax asset has not been recorded. There are no significant tax differences requiring deferral.

Concentrations of Credit Risk

The Company has no significant off-balance-sheet concentrations of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangements.

Stock Based Compensation

Effective December 31, 2005, the Company adopted the fair value recognition provisions of Financial Accounting Standards Board ("FASB") Statement No. 123(R), *Share-Based Payment*, ("FAS 123R"). Prior to 2005, the Company accounted for share-based payments under the recognition and measurement provisions of APB Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25"), and related Interpretations, as permitted by FASB Statement No. 123, *Accounting for Stock-Based Compensation* ("FAS 123"). In accordance with APB 25 no compensation was required to be recognized for options granted that had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant.

Compensation cost is recognized on a straight-line basis, net of estimated forfeitures, over the requisite service period of each award. The results for the prior periods have not been restated.

Our loss from operations and net loss for the year ended December 31, 2006 was not affected by our adoption of FAS 123R as compared to our results had we accounted for stock-based compensation under APB 25.

Development Stage Entity

Through December 31, 2006 the Company presented its financial statements as a development stage company. Effective January 1, 2007, the Company left the development stage.

NOTE 3 – FIXED ASSETS

Fixed assets consisted largely of a Logmed II machine, GT Waste Sterilizer units under construction and related equipment.

Original Cost	$ 3,166,294
Accumulated Depreciation	($88,571)
Net Book Value	$ 3,077,723

NOTE 4 – INTANGIBLE ASSETS

The intangible assets are comprised of the 26 patents and other intellectual property acquired from Goldner et al, pursuant to the Logmed technology acquisition in March 2006. Most of these costs were written off in 2007 as a result of the termination of the Goldner acquisition agreement.

NOTE 5 – COMMITMENTS

As of December 31, 2007, all North American activities of the Company have been conducted by corporate officers from either their homes or business offices. Currently, there are no outstanding debts owed by the company for the use of these facilities and there are no commitments for future use of the facilities. The European activities are conducted through the Logmed Technologie GmbH office in Landsberg Germany which space is utilized under a month to month lease at a rate of Euro 2,431 per month (USD $3,233).

The Company entered into an employment agreement with Donald Sampson, effective as of March 1, 2005 for a period ending February 28, 2007, pursuant to which Mr. Sampson is employed as the Company's President and Chief Executive Officer. Effective March 1, 2007, the Company entered into a new two year employment agreement with Mr. Sampson. Under his new employment agreement, Mr. Sampson is entitled to a base salary of $180,000 and a bonus equal to 2% of the EBITDA when it becomes positive, which will be paid quarterly. As of December 31, 2007 and 2006, $149,612 and $20,000 in salary and expenses has been paid and $276,737 and $146,603 has been accrued.

The Company entered into a consulting agreement with Theodor Hennig's professional corporation, effective as of September 27, 2005 for two years ending September 27, 2007, pursuant to which Mr. Hennig serves as the Company's Chief Financial Officer. Effective October 1, 2007, the Company entered into a new 15 month consulting agreement with Mr. Hennig's professional corporation. Under the new consulting agreement, Mr. Hennig is entitled to a monthly fee of CDN$10,000 plus expenses and an annual bonus should certain EBITDA thresholds be met. As of December 31, 2007 and 2006, $97,030 and $16,666 in fees and expenses have been paid and $141,972 and $98,655 have been accrued.

Except for Mr. Sampson's employment agreement and Mr. Hennig's consulting agreement, the Company does not presently have employment agreements, or agreements relating to changes in control of the company, with any of its officers or employees.

The Company expects to enter into employment agreements with key employees, to implement comprehensive compensation arrangements with its officers and to adopt benefit plans in the future at the discretion of the Board of Directors to attract and retain officers and key employees.

NOTE 6 – STOCKHOLDER ADVANCES

Stockholders of the Company have advanced the Company money in order to pay general and administrative expenses. As of December 31, 2007 and 2006, the Company owed $100,397 and $107,481, respectively, relating to these notes. The stockholder advances have no specific repayment terms.

NOTE 7 – LOGMED ACQUISITION

In March 2006, the Company entered into an agreement with Hans-Eberhardt Frenzel ("Frenzel"), Helmut Göldner ("Göldner"), Göldner Umwelt & Hygienetechnik GmbH ("GUH"), and Logmed Technologie GmbH ("Logmed Technologie") pursuant to which the Company agreed to purchase:

- for a purchase price of 406,000 Euro (approximately $486,000), from Frenzel and Göldner, 100% of the stock of Logmed Technologie;
- for a purchase price of 34,000 Euro (approximately $40,000), from Frenzel and Göldner, an operating Logmed hospital waste treatment machine (a "Logmed") and existing contract rights pursuant to which the Logmed unit is currently operated at the Halle clinic medical facility in Wittenberg, Germany; and
- for a purchase price of 660,000 Euro (approximately $790,000), from Göldner, a portfolio of patents constituting the underlying Logmed technology.

The agreement also provided that the Company would pay to GUH 400,000 Euro (approximately $478,000) for annulment of an existing license agreement with Logmed Technologie and assignment to Logmed Technologie of the rights of GUH with respect to operating rights at the Halle clinic medical facility.

The aggregate sums payable by the Company under the agreement, 1,500,000 Euro (approximately $1,795,000), were payable in instalments through December 31, 2008.

In addition to the instalments payable under the agreement, the Company agreed to pay to Göldner an ongoing fee with respect to each Logmed unit sold by the Company.

On March 24, 2006, the Company paid the initial installment of 150,000 Euro and the Company completed the acquisition of 100% of the stock of Logmed Technologie GmbH along with the patent portfolio underlying the Logmed unit and the operating Logmed unit and contract relating to operation of the unit.

Effective October 31, 2007, Helmut Goldner unilaterally terminated the Purchase and Sale Agreement pursuant to which the Company had previously acquired the rights to the intellectual property and patents pertaining to Logmed. Goldner's termination of the agreement was triggered by the Company withholding a 100,000 Euro payment that was due September 30, 2007. The Company withheld this payment in an effort to address the ongoing failure of Mr. Goldner to perform certain obligations under the agreement. The Company attempted to renegotiate the terms of the agreement to reflect the defaults by Mr. Golder but was unable to arrive at a satisfactory resolution. As a result of the termination, all Logmed intellectual property and patents reverted to Mr. Goldner, $1,325,000 (900,000 Euro) in remaining payments to Goldner were eliminated and the Company retained ownership and continued to operate Logmed Technologie GmbH as its European subsidiary and base of operations. As a further result of the termination of the Purchase and Sale Agreement, the Company recognized a gain of $44,771 from the excess of the debt extinguished over the carrying value of the Logmed assets.

NOTE 8 – COMMON STOCK TRANSACTIONS

In April 2006, the Company adopted the Globetech Environmental, Inc. 2006 Consultant and Employee Stock Plan pursuant to which 5,000,000 shares were reserved for issuance as payment for services to the Company.

In April 2006, the Company issued an aggregate of 3,789,688 shares of common stock in settlement of $303,175 of salary, fees and expenses owed, including 2,964,688 shares issued to the Company's principal officers in settlement of $237,175 of accrued but unpaid salary, fees and expenses.

In April 2006, the Company issued 4,985,740 shares to extinguish $498,574 due to several stockholders of the Company.

In December 2006, the Company received $50,000 pursuant to a private placement and issued 714,285 shares and 714,285 two year warrants to purchase shares at $.14. In accordance with the provisions of EITF 00-19, the issuance of the warrants is considered permanent equity and thus no value has been assigned to the warrants.

Effective January 31, 2007, related party notes and accrued interest thereon, totaling $82,124, were converted into 1,368,746 shares of common stock, representing a conversion price of $.06 per share, plus 1,368,746 two year warrants exercisable at $.12 per share.

Effective January 31, 2007, other demand note and accrued interest thereon, totaling $191,944, were converted into 3,199,069 shares of common stock, representing a conversion price of $.06 per share, plus 3,199,069 two year warrants exercisable at $.12 per share.

In February 2007, the Company issued 2,500,000 shares of common stock, 2,500,000 two year warrants exercisable at $0.12 per share for aggregate consideration of $150,000.

In March 2007, the Company received $11,000 pursuant to a private placement and issued 275,000 shares and 275,000 two year warrants to purchase shares at $.08.

In March 2007, the Company received $20,000 pursuant to a private placement and issued 500,000 shares and 500,000 two year warrants to purchase shares at $.08.

In April 2007, the Company received $15,000 pursuant to a private placement and issued 300,000 shares and 300,000 two year warrants to purchase shares at $.10.

In April, 2007, the Company issued 150,000 shares to extinguish a debt of $15,000 owed to an arms-length party.

In June, 2007, the Company issued 182,800 shares to extinguish a debt of $9,140 owed to an arms-length party.

In September 2007, the Company issued 498,630 shares to extinguish a debt of $24,931.50 owed to a director.

In December 2007, the Company received $30,000 pursuant to a private placement and issued 750,000 shares and 750,000 two year warrants to purchase shares at $.05.

In accordance with EITF 00-19, the issuance of the warrants described above is considered permanent equity and thus no value has been assigned to the warrants.

NOTE 9 – STOCK OPTIONS AND WARRANTS

As of December 31, 2006, the Company has the following share-based compensation plans:

2005 Long-Term Incentive Plan. In 2005, the Company's Board of Directors adopted, and its stockholders approved, the Globetech Environmental, Inc. 2005 Long-Term Incentive Plan (the "Plan"). The terms of the Plan allow for the issuance of up to 8,000,000 shares of the Company's common stock pursuant to the grant of incentive stock options, non-qualified stock options, stock grants and restricted stock grants. Persons eligible to participate in the Plan are key employees, consultants and directors of the Company.

Subject to the foregoing, the Board has broad discretion to decide the terms and conditions applicable to options granted under the Plan. The Board may at any time discontinue granting options under the Plan or otherwise suspend, amend or terminate the Plan and may, with the consent of an optionee, make such modification of the terms and conditions of such optionee's option as the Board shall deem advisable.

During 2006, the Company granted its Officers and Directors options to purchase 4,000,000 shares of its common stock at an exercise price of $0.08 for an exercise period expiring through March 2011. The fair market price per share at the date the options were granted was $0.08. Two company consultants were also granted options to purchase 600,000 shares in aggregate at an exercise price of $.08 under the same terms and conditions. No options were granted under the Plan during 2007.

The fair value of each option grant issued is estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for the periods indicated:

	For the year ended December 31, 2006
Expected volatility	161%
Risk free interest rate	4.9%
Expected option life	5 years
Dividend yield	0%
Fair value of options granted	$ 344,825

Stock option activity during the year ended December 31, 2007 was as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2006	7,629,688	0.26	–	
Options expired May 2007	3,400,000	0.26		
Exercisable at December 31, 2007	4,229,688	0.08	3.25	$ 0

Fair market value at December 31, 2007 was $0.05 per share, resulting in negative intrinsic value for all options.

The following table summarizes information concerning outstanding and exercisable common stock options under the 2005 Plan at December 31, 2007:

Exercise Price	Options	Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number of Options Currently Exercisable	Weighted Average Exercise Prices
$0.08	4,229,688	3.25	$0.08	4,229,688	$0.08

NOTE 10 – SALE/LEASEBACK TRANSACTIONS

In 2007, the Company entered into three sale/leaseback transactions as a method to finance the leasing of 6 medical waste processing machines. The agreements required the purchasers to pay cash on closing for the full purchase price of the machines. Total proceeds received in 2007 were $3,750,000. The Purchasers then leased the machines back to the Company for periods of 7-10 years for monthly payments that total $78,000 in aggregate. The Company then must sublease the machines to end users at rates sufficient to make its lease payments and generate a profit. At time of writing, none of the 6 units had been subleased although two units are in final stage of construction and should be operating shortly. It is imperative for the Company to place the remaining 4 machines as soon as possible in order to be able to meet its lease payments due pursuant to the sale/leaseback transactions.

NOTE 11 – SUBSEQUENT EVENTS

On April 3, 2008, Globetech Environmental, Inc. (the "Company") entered into agreements with certain officers and consultants to issue an aggregate of 9,627,829 shares of common stock in payment of accrued but unpaid salary, consulting fees and expenses, accrued through December 31, 2006, totaling $336,974, representing a price of $0.035 per share:

Name and Position	Shares Issued	Salary, Fees and Expenses Settled
Officers:		
Donald Sampson, President and Director	4,188,657	$ 46,603
Theodor Henning, CFO and Director	2,818,714	98,655
Other Consultants	2,620,457	91,716

GLOBETECH ENVIRONMENTAL, INC.
7716 W. Rutter Parkway
Spokane, WA 99208

END